ALTRAN TECHNOLOGIES

Paris, 13 May 2004

First quarter 2004 sales figures: € 341.1 m
an increase of 1.7 % compared to the fourth quarter of 2003

Turnover for the Altran group over the first quarter of 2004 came to € 341.1 m, an increase of 1.7% over the previous quarter (€ 335.6 m).

In the course of the first quarter of the year, the group exercised the options it held on the Arthur D. Little offices in Venezuela and Singapore. These offices contributed € 1.5 m to group sales over the first quarter of 2004.
Organic growth[1] stood at 1.2% compared to the last quarter of 2003.
Foreign exchange had a 0.1% negative impact on the quarter.

Sales for the first quarter of 2004 were down 3.3% (total) and 3.8% (organic) on the same period in the previous year. Comparing the average rate for the first quarter of 2003 with the average rate for the first quarter of 2004, the foreign exchange impact worked out at 0.8%.

In France, activity is stable at € 172.5 m, a sequential growth of 0.8%, no acquisitions having taken place. Compared to the first quarter of 2003. activity is up 1.8%.

At international level, group activity stabilised at € 168.6 m, with a sequential sales increase of 2.6% (1.7% organic), compared to the fourth quarter of 2003 (€ 164.4 m). Compared to the first quarter of 2003 (€ 183.4 m), the international activities were down 8.1% (total) and 8.9% (organic).

(in € millions)	1st quarter 2003	4th quarter 2003	1st quarter 2004
Sales excluding contribution from acquired companies (a)	352.9	335.6	339.6
Contribution from companies acquired in 2003 (b)	0.0	0.0	0.0
Contribution from companies acquired in 2004 (c)	-	-	1.5
Total sales (a) + (b) + (c)	352.9	335.6	341.1

At 31 March 2004, the total number of group employees stood at 16 450, a decrease of 83 persons since the beginning of the year.

DTS

All the legal disputes concerning DTS have been brought to a close and the company in question has been sold. Altran will retain no assets or liabilities on DTS. With regard to the first half accounts for 2004, this situation will be expressed by the cancellation of the entries for the assets and liabilities concerned, while an exceptional profit of $ 3.6 m will be recorded in the profit and loss account.

1) Definition of the "like-for-like basis" used: sales of the financial year minus the contribution of the companies acquired in the course of the financial year and the previous financial year.

B dlw 7/26

OUTLOOK

Altran confirms its previously announced objectives for 2004.

Forthcoming event: Mixed General Shareholders Meeting: 5.30pm on 28 June 2004, at the CNIT building, Paris-La Défense.

Investors relation: Laurent Dubois: + 33 (0) 144096400

www.ALTRAN.net
Euroclear 3463 / Bloomberg ALT FP / Reuters ALTR.PA / Nasdaq ALTKF / Sicovam

File n° 82-5164

EXHIBIT 2

Altran



Q1 Sales 2004

Eric Albrand
CFO

Laurent Dubois
Head of Investors Relations

May 13th, 2004

ALTRAN

Altran

Agenda

- Q1 Sales 2004
- Staff Evolution
- Conclusion
- Appendix

Agenda

1. **Q1 Sales 2004**
2. Staff Evolution
3. Conclusion
4. Appendix

Q1 Sales 2004

Sequential analysis

- Q1 2004 sales stands at **€341.1m** implying a **1.7%** total sequential growth over Q4 2003 (**€335.6m)**
- Sequential organic growth over Q4 2003 was **1.2%**
- During the 1st quarter 2004, Altran exercised call options on ADL offices in Venezuela and Singapore. These acquisitions contributed for **€1.5m** to sales of the 1st quarter
- International sales represents **49.4%** of group sales
- FX has a negative impact of **0.1%** on sequential growth concerning Q1 2004 over Q4 2003

1. Q1 Sales 2004

Q1 2004 Sequential group's sales evolution

(in €m) *(in %)*

	Q4 2003	Q1 2003	Change Q1/Q4
Revenues without contribution of acquired companies (a)	335.6	339.6	+ 1.2
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	1.5	-
Total consolidated (a+b+c)	335.6	341.1	+ 1.7

1. Q1 Sales 2004

Q1 2004 Sequential France sales evolution

Agenda
2003 Sales
Staff
Conclusion
Appendix

(in €m) (in %)

	Q4 2003	Q1 2004	Change Q1/Q4
Revenues without contribution of acquired companies (a)	171.2	172.5	+ 0.8
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	-
Total consolidated (a+b+c)	171.2	172.5	+ 0.8

1. Q1 Sales 2004

Q1 2004 Sequential International sales evolution

	Q4 2003 (in €m)	Q1 2004 (in €m)	Change Q1/Q4 (in %)
Revenues without contribution of acquired companies (a)	164.4	167.1	+ 1.7
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	1.5	-
Total consolidated (a+b+c)	164.4	168.6	+ 2.6

1. Q1 Sales 2004

Q1 2004 sequential growth by region *(in %)*

Q1 2004 over Q4 2003	Organic growth	Total Growth
France	+ 0.8	+ 0.8
Northern europe	(1.2)	(1.2)
Southern Europe	+ 4.5	+ 4.5
Americas	+ 6.9	+ 6.9
Asia	+ 35.3	+ 83.5
Group	+ 1.2	+ 1.7

- The most noticeable FX impact on the quarter is the evolution US$/€ that still had a negative impact of 4.9%
- The FX impact is calculated through the comparison of average parity over Q4 2003 and Q1 2004

1. Q1 Sales 2004

Sequential sales evolution by Country / Zone *(in €m)*



Portugal
3,8
2,5
Q4 2003 Q1 2004
United Kingdom
21,4
21,3
Q4 2003 Q1 2004
Benelux
23,4
24,7
Q4 2003 Q1 2004
Sweden
5,7
6,0
Q4 2003 Q1 2004
Asia
2,1
3,8
Q4 2003 Q1 2004
Germany
28,4
25,8
Q4 2003 Q1 2004
USA
9,4
10,3
Q4 2003 Q1 2004
Austria
1,9
2,0
Q4 2003 Q1 2004
Brazil & Venezuela
2,9
2,9
Q4 2003 Q1 2004
Spain
23,2
26,7
Q4 2003 Q1 2004
France
171,2
172,5
Q4 2003 Q1 2004
Switzerland
9,7
9,6
Q4 2003 Q1 2004
Italy
32,5
33,0
Q4 2003 Q1 2004

Agenda

2003 Sales

Staff

Conclusion

Appendix

ALTRAN

Q1 Sales 2004

- Q1 sales 2004 stands at €**341.1m** implying a **– 3.3%** total growth over Q1 2003 **(€352.8m)**
- Organic growth over Q1 2003 was **– 3.8%**
- During the 1st quarter 2004, Altran exercised call options on ADL offices in Venezuela and Singapore. These acquisitions contributed for **€1.5m** to sales of the 1st quarter
- International sales represents **49.4%** of group sales
- FX had a negative impact of **0.8%** on Q1 2004

1. Q1 Sales 2004

Organic growth by region *(in %)*

Q1 2004 vs Q1 2003	Organic growth	Total Growth
France	+ 3.4	+ 3.4
Northern europe	(12.6)	(12.6)
Southern Europe	(6.4)	(6.4)
Americas	+ 12.1	+ 12.1
Asia	(1.8)	+ 33.2
Group	(3.8)	(3.3)

- Americas is affected by a strong FX impact distorting the analysis (14.2% negative impact of US$/€ parity)

- The FX impact is calculated through the comparison of average parity over Q1 2003 and Q1 2004

Agenda
2003 Sales
Staff
Conclusion
Appendix

Agenda

Agenda
Q1 Sales 2004
Staff
Conclusion
Appendix

1. 2003 Sales
2. **Staff evolution**
3. Conclusion
4. Appendix

2. Staff Evolution

- Staff redundancies have been reduced during the course of the first quarter 2004, compared to 2003

- At the end of March 2004 total group staff was **16.450**

- Since December 2003 total staff have been reduced by **83** representing a 0.5% decline on the 1st quarter 2004

Agenda
Q1 Sales 2004
Staff
Conclusion
Appendix

2. Staff Evolution

Agenda
Q1 Sales 2004
Staff
Conclusion
Appendix


-404
-333
-285
-226
-83
17 778
17374
17 044
16 759
16533
16450
Dec 02
March 03
Jun 03
Sep 03
Dec 03
March 04

Agenda

1 2003 Sales
2 Staff Evolution
3 **Conclusion**
4 Appendix

3. Conclusion

DTS

- On April 29th 2004, an agreement have been signed

- Terms of the agreement are, as follows :
  - All judicial inquiries and arbitration procedures are stopped
  - All risks/liabilities covering the ownership of DTS by Altran are fully taken, if any, by the new owner
  - DTS has been sold for $3.6m

- After the exceptional goodwill amortization taken in the 2003 accounts, the reminding goodwill in the asset will be written off as its counterpart in the liabilities which were a debt concerning earn-out amounting to €16.5m

- The transaction will led to an exceptional profit of $3.6m in the 1st half 2004 accounts

3. Conclusion

Perspectives

- Altran is confirming its 2004 targets previously announced

Agenda

1 2003 Sales
2 Staff Evolution
3 Conclusion
4 Appendix

4. Appendix

Group's sales evolution (Year on year)

Agenda
Q1 Sales 2004
Staff
Conclusion
Appendix

	(in €m) Q1 2003	Q1 2004	(in %) Change
Revenues without contribution of acquired companies (a)	352.9	339.6	(3.8)
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	1.5	-
Total consolidated (a+b+c)	352.9	341.1	(3.3)

4. Appendix

France sales evolution (year on year)

Agenda
Q1 Sales 2004
Staff
Conclusion
Appendix

	Q1 2003 *(in €m)*	Q1 2004 *(in €m)*	Change *(in %)*
Revenues without contribution of acquired companies (a)	169.5	172.5	+ 1.8
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	0.0	-
Total consolidated (a+b+c)	169.5	172.5	+ 1.8

4. Appendix

International sales evolution (year on year)

	Q1 2003 (in €m)	Q1 2004 (in €m)	Change (in %)
Revenues without contribution of acquired companies (a)	183.4	167.1	(8.9)
Contribution of companies acquired in 2003 (b)	0.0	0.0	-
Contribution of companies acquired in 2004 (c)	0.0	1.5	-
Total consolidated (a+b+c)	183.4	168.6	(8.1)

4. Appendix

Year-on-year sales evolution by Country / Zone *(in €m)*



Portugal
3,9
2,5
Q1 2002 Q1 2003
United Kingdom
25,5
21,3
Q1 2002 Q1 2003
Benelux
24,5
24,7
Q1 2003 Q1 2004
Sweden
6,7
6,0
Q1 2003 Q1 2004
Asia
2,8
3,8
Q1 2003 Q1 2004
USA
9,1
10,3
Q1 2003 Q1 2004
Germany
28,2
25,8
Q1 2003 Q1 2004
Austria
2,9
2,0
Q1 2003 Q1 2004
Brazil & Venezuela
2,6
2,9
Q1 2003 Q1 2004
Spain
30,9
26,7
Q1 2003 Q1 2004
France
169,5
172,5
Q1 2003 Q1 2004
Switzerland
14,6
9,6
Q1 2003 Q1 2004
Italy
31,7
33,0
Q1 2003 Q1 2004

Agenda
Q1 Sales 2004
Staff
Conclusion
Appendix

Altran



2003 Sales

Questions

May 13th, 2004

ALTRAN

File n° 82-5164

EXHIBIT 4

ALTRAN TECHNOLOGIES

A French limited liability company (*société anonyme*) with a share capital of 57,220,857.50 euros
Registered Office: 58, boulevard Gouvion Saint-Cyr, 75017 Paris
Registered with the Paris Registry of Companies and Commerce under number 702 012 956

PROSPECTUS

Available to the public and relating to the issue and admission to the *Premier marché* of Euronext Paris S.A. of 3.75% July 2004/January 2009 Altran Technologies bonds of a nominal value of 203,200,000 euros, which may be increased to a maximum nominal value of 230,000,000 euros, represented by bonds convertible and/or exchangeable into new or existing shares of a nominal value of 12.70 euros per bond.

The legal notice shall be published in the *Bulletin des Annonces légales obligatoires* on July 5, 2004

Visa of the *Autorité des marchés financiers*

Pursuant to articles L. 412-1 and L. 621-8 of the *Code monétaire et financier*, the original French version of this document has received the visa no. 04-646 dated July 1, 2004 of the *Autorité des marchés financiers* in accordance with Regulation no. 98-01 of the *Commission des opérations de bourse*. The original French version of this document has been prepared by the issuer and renders its signatories liable for its contents. The visa does not imply approval of the suitability of the transaction or authentification of the accounting and financial items included in the original French version of this document. It has been granted after review of the relevance and consistency of the information given in the original French version of this document in the light of the transaction proposed to investors.

Avertissement

"The *Autorité des marchés financiers* draws the attention of the French public to the following elements :

- the particular characteristics of the financial instruments described in the original French version of this document. Governed by Articles L. 288-91 and subsequent of the French Commercial Code, they do not present certain of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest 30 calendar days before the redemption date) and the seventh business day preceding the date set for such redemption;

- Paragraphs 3.4 and 8.2.5.4 of the reference document (*document de référence*) which relate to the group's risk factors and litigation.

- In the context of their report on the consolidated accounts for the year ended 31 December 2003, the auditors have made certain observations described in notes 3.4, 4.10 and 4.13.4 of the annex regarding the correction of errors and related pro forma information, ongoing negotiations relative to medium term borrowing, and changes in the way employee shareholding is presented, respectively."

This prospectus is formed by:

- the reference document (*document de référence*) of the Company registered with the *Autorité des marchés financiers* on June 7, 2004 under number R 04-0106; and
- this document.

Copies of the present prospectus are available free of charge at the offices of CALYON and at the registered office of the Company, 58, boulevard Gouvion Saint-Cyr, 75017 Paris, as well as on the website of the Company (www.altran.net) and of the *Autorité des marchés financiers* (www.amf-france.org).

CALYON

Lead Manager and Bookrunner

The date of this document is July 1st, 2004

The distribution of this document and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. Persons receiving this document are required by the Company and the underwriter to inform themselves about, and to observe, any such restrictions. This document does not constitute an offer of, or an invitation to purchase, any of the Bonds in any jurisdiction in which such offer or invitation would be unlawful. No action has been taken in any jurisdiction other than France that would permit a public offering of the Bonds, or the circulation or distribution of this document or any other offering material, where action for that purpose is required.

THIS DOCUMENT HAS NOT BEEN AND WILL NOT BE SUBMITTED TO THE CLEARANCE PROCEDURES OF THE *AUTORITE DES MARCHES FINANCIERS* AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFER OR SALE OF THE BONDS TO THE PUBLIC IN FRANCE.

The delivery of this document, or any sale made in connection with the offering of the Bonds, shall not under any circumstances imply that the information herein contained is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company and its consolidated subsidiaries since the date of this document.

The Bonds and the shares to be issued upon conversion or delivered upon exchange of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States. The Bonds are being offered and sold exclusively outside the United States in offshore transactions, in accordance with Regulation S of the Securities Act. Terms used in this paragraph have the respective meanings ascribed to such terms in Regulation S.

This *note d'opération* is directed only to persons who (i) are outside the United Kingdom or (ii) fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are persons falling within Article 49(2) ("high net worth companies, unincorporated associations, etc.") of the Order (all such persons together being referred to as "relevant persons"). This *note d'opération* must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The Offering is being conducted pursuant to the standards and requirements of French law.

No person has been authorized to give any information or to make any representation other than those contained in this document, and, if given or made, such information or representations must not be relied upon as having been authorized.

In connection with this issue, CALYON, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Bonds and the Shares at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on CALYON or any agent of it to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

CHARACTERISTICS OF THE BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES (THE "BONDS")

PRINCIPAL AMOUNT OF THE ISSUE AND NUMBER OF BONDS ISSUED

The 3.75% July 2004 / January 2009 Altran Technologies Bonds are of an initial principal amount of 203,200,000 euros represented by 16,000,000 bonds convertible and /or exchangeable into new or existing shares (the "Bonds") each with a nominal value of 12.70 euros per Bond.

In addition, in order to cover over-allotments, the Company has granted the Lead Manager and Bookrunner an over-allotment option representing up to 13.19% of the initial principal amount of the issue. This over-allotment option will be exercisable until July 7, 2004 at the latest. In the event the option is exercised in full, the total principal amount of the issue would amount to a maximum of 230,000,000 euros represented by 18,110,236 Bonds.

PREFERENTIAL SUBSCRIPTION RIGHT – PRIORITY SUBSCRIPTION PERIOD

The shareholders expressly waived their preferential subscription right for the Bonds during the mixed general shareholders' meeting of June 28, 2004. This decision carries express renunciation by the shareholders to the preferential subscription right for the new shares to be issued in the event the Bonds are converted.

No priority subscription period for the Bonds is applicable.

SUBSCRIPTION PERIOD

The placement with institutional investors took place on July 1, 2004. Individual persons may subscribe from July 2, 2004 to July 6, 2004, inclusive.

USE OF PROCEEDS

The issue aims to reinforce the financial structure of the Company. This transaction will allow the Company to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity.

The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of this convertible bond issue on December 31, 2003 amounted to 427,000,000 euros, of which an amount of 72,000,000 euros was held by the Group at this date and cancelled during the first six-month period of 2004. The net residual amount for the Group totaled 355,000,000 euros as of December 31, 2003.

NOMINAL VALUE PER BOND

The nominal value per Bond was set at 12.70 euros, representing a premium of 30.4% over the reference price (*cours de référence*) calculated as the average, weighted by volume, of the share prices of the Company on the *Premier marché* of Euronext Paris S.A. Since the opening of the trading session on July 1, 2004 until the time the final terms of the issue are set.

ISSUE PRICE OF THE BONDS

The Bonds will be issued at par value of 12.70 euros per Bond.

SUBSCRIPTION PRICE OF THE BONDS

The subscription price of the Bonds will be at par value payable in full on the settlement date of the Bonds.

ISSUE DATE AND SETTLEMENT DATE

July, 9 2004.

TERM OF THE BONDS

Four years and 176 days from the settlement date of the Bonds.

ANNUAL INTEREST OF THE BONDS

The Bonds will bear interest at a rate of 3.75% per year, *i.e.*, 0.48 euros per Bond, payable annually in arrears on January 1 (or, if this date is not a business day, the immediately following business day). For the period from July 9, 2004, the settlement date of the Bonds, to December 31, 2004, interest of 0.229 euros per Bond (1.80% of the nominal value) will be payable on January 1, 2005 (or, if this date is not a business day, the immediately following business day).

GROSS YIELD TO MATURITY OF THE BONDS

The theoretical gross yield to maturity of the Bonds, calculated at the settlement date of the Bonds, in the absence of conversion and/or exchange into shares, and in the absence of redemption prior to maturity, will be 3.75% per year.

NORMAL REDEMPTION OF THE BONDS BY REIMBURSEMENT

Except in case of redemption prior to maturity, exchange or conversion, the Bonds will be reimbursed in full on January 1, 2009 (or, if this date is not a business day, the immediately following business day) by reimbursement of the price of 12.70 euros per Bond, *i.e.*, approximately 100% of the nominal value of the Bonds.

EARLY REDEMPTION AT THE OPTION OF THE COMPANY

Possible:

- for all or part of the Bonds by means of purchases on or off the stock exchange or by means of a public offer;

- for all the Bonds outstanding from January 1, 2007 until December 31, 2008, subject to a minimum one-month notice:

    - at an early redemption price equal to par value, increased by interest from the last interest payment date before the early redemption date to the effective redemption date, and

    - if the product of (a) the Share Conversion/Exchange Ratio (defined under paragraph 2.6.3 "Exercise Period and Share Conversion/Exchange Ratio") in effect and (b) the average of the closing price of the shares of the Company on the *Premier marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are quoted, as selected by the Company from among the 40 consecutive stock exchange trading days during which the shares are quoted preceding the date of publication of the notice announcing such early redemption, exceeds 130% of the nominal value of the Bonds;

- for all the remaining Bonds outstanding prior to maturity, at any time, at the Early Redemption Price, if less than 10% of the Bonds issued remain outstanding.

EARLY REDEMPTION IN CASE OF DEFAULT

The Bonds will be redeemable in accordance with the terms of paragraph 2.3.7.6 "Early Redemption of the Bonds in Case of Default".

CONVERSION AND/OR EXCHANGE OF THE BONDS INTO SHARES

Subject to the adjustments provided for in paragraph 2.6.7.3 "Adjustments in Case of Financial Transactions", the bondholders may request the attribution of shares at any time from the settlement date, July 9, 2004, until the seventh business day preceding the redemption date, at a rate of ONE share of the Company for ONE Bond.

The Company may, at its option, deliver new and/or existing shares.

RIGHTS ATTACHED TO NEW SHARE ISSUES FOLLOWING CONVERSION

Shares to be issued up on conversion of the Bonds shall bear all rights from the first day of the fiscal year during which the Bonds are so converted (thus entitling the holders to the full amounts equal to the nominal value, of the dividends owned for the fiscal year during which the conversion took place and for the following fiscal years).

RIGHTS ATTACHED TO EXISTING SHARES DELIVERED AFTER EXCHANGE

Existing shares delivered up on exchange shall confer on their holders all the rights attached to the shares (thus entitling the holders to the full amount of the dividends to be distributed after the delivery of such shares).

LISTING OF THE BONDS

Application has been made to list the Bonds on the *Premier marché* of Euronext Paris S.A.

The first listing day is expected to be July 9, 2004, under the code ISIN FR0010100073.

LISTING OF THE SHARES

The new shares resulting from the conversion of the Bonds shall be the subject of periodical application for listing on the *Premier marché* of Euronext Paris S.A. The existing shares delivered up on exchange shall be immediately tradable on the market.

CLEARING

Euroclear France, Euroclear Bank S.A./N.V. And/or Clearstream Banking S.A., Luxembourg.

RATING

No application has been made for the Bonds to be listed.

SHARE PRICE

Closing price on June 30, 2004: 10.18 euros per share.

APPLICABLE LAW

French law.

TABLE OF CONTENTS

CHAPTER I PERSONS RESPONSIBLE FOR THE PROSPECTUS AND AUDITING THE ACCOUNTS 8
1.1 PERSON RESPONSIBLE FOR THE PROSPECTUS 8
1.2 STATEMENT OF THE PARTY RESPONSIBLE FOR THE PROSPECTUS 8
1.3 PERSONS RESPONSIBLE FOR AUDITING THE ACCOUNTS 8
1.3.1 Statutory Auditors 8
1.3.2 Deputy Statutory Auditors 8
1.4 STATEMENT OF STATUTORY AUDITORS 9
1.5 PERSONS RESPONSIBLE FOR THE FINANCIAL INFORMATION 11
CHAPTER II ISSUE AND ADMISSION TO THE *PREMIER MARCHÉ* OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES 12
2.1 INFORMATION RELATING TO THE ISSUE 12
2.1.1 General Meeting Authorizing the Issue 12
2.1.2 Decisions of the Board of Directors and of the Chairman 13
2.2 INFORMATION PERTAINING TO THE BONDS 13
2.2.1 Number and Nominal Value of the Bonds – Proceeds of the Issue 13
2.2.2 Absence of Preferential Subscription Right and Priority Subscription Period 15
2.2.3 Intentions of the Principal Shareholders 15
2.2.4 Subscription by the Public and Offering Period 15
2.2.5 Financial Institutions Responsible for the Placement 16
2.3 TERMS AND CONDITIONS OF THE BONDS 16
2.3.1 Form, Denomination and Delivery 16
2.3.2 Nominal Value - Issue Price 17
2.3.3 Issue Date 17
2.3.4 Settlement Date 17
2.3.5 Nominal Interest Rate 17
2.3.6 Annual Interest 17
2.3.7 Redemption - Reimbursement - Early Redemption 18
2.3.8 Gross Yield to Maturity 20
2.3.9 Term and Average Duration 21
2.3.10 Further Issues 21
2.3.11 Status and Negative Pledge 21
2.3.12 Guarantee 21
2.3.13 Underwriting 22
2.3.14 Rating 22
2.3.15 Representation of Bondholders 22
2.3.16 Public Offering 23
2.3.17 Tax Regime 23
2.4 LISTING AND TRADING 27
2.4.1 Listing 27
2.4.2 Restrictions on the Transferability of the Bonds 27
2.5 GENERAL INFORMATION 27
2.5.1 Fiscal Agent 27
2.5.2 Jurisdiction 27
2.5.3 Use of Proceeds 27
2.6 CONVERSION AND/OR EXCHANGE OF THE BONDS INTO SHARES 27
2.6.1 Nature of the Conversion/Exchange Right 27
2.6.2 Suspension of the Conversion/Exchange Right 28
2.6.3 Exercise Period and Conversion/Exchange Ratio 28
2.6.4 Exercise of the Conversion/Exchange Right 28
2.6.5 Rights of Bondholders to Payments of Interest on the Bonds and Dividends with Respect to Shares Delivered 29
2.6.6 Tax Regime of the Conversion/Exchange of the Bonds into Shares 29
2.6.7 Maintaining of Bondholders' Rights 30
2.6.8 Notice to Bondholders 35
2.6.9 Effect of Conversion and/or Exchange on Existing Shareholders 35
2.7 SHARES DELIVERED UPON EXERCISE OF THE CONVERSION/EXCHANGE RIGHT 36
2.7.1 Rights Attached to the Shares to be Delivered 36
2.7.2 Transferability of the Shares 37

2.7.3 Nature and Form of the Shares 37
2.7.4 Taxation of Allotted Shares 37
2.7.5 Listing of New Shares 41
CHAPTER III GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL 43
CHAPTER IV INFORMATION CONCERNING THE ACTIVITY OF THE COMPANY 44
CHAPTER V ASSETS, FINANCIAL POSITION AND RESULTS 45
CHAPTER VI ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES 46
CHAPTER VII INFORMATION ON RECENT DEVELOPMENTS AND OUTLOOK 47

CHAPTER I

PERSONS RESPONSIBLE FOR THE PROSPECTUS AND AUDITING THE ACCOUNTS

1.1 PERSON RESPONSIBLE FOR THE PROSPECTUS

Alexis Kniazeff - Chairman of the Board of Directors and General Manager

1.2 STATEMENT OF THE PARTY RESPONSIBLE FOR THE PROSPECTUS

"To my knowledge, the information presented in this prospectus is true and accurate. It provides investors with all the necessary elements to be able to base a judgment on the assets and liabilities, activity, financial situation, revenues and outlook of the Company, as well as on the rights attached to the securities offered; it does not omit any information which would make any statement in this prospectus misleading."

Alexis Kniazeff
Chairman of the Board of Directors and General Manager

1.3 PERSONS RESPONSIBLE FOR AUDITING THE ACCOUNTS

1.3.1 Statutory Auditors

Deloitte Touche Tohmatsu
Represented by Jean-Paul Picard
185, avenue Charles de Gaulle, 92524 Neuilly-sur-Seine Cedex
Date of first appointment: ordinary shareholders' meeting of June 28, 2004
Expiration date of the current term at the close of the shareholders' meeting convened to approve the accounts for the fiscal year 2009.

Ernst & Young Audit
Represented by Philippe Hontarrede
Faubourg de l'Arche – 92037 Paris La Défense Cédex
Date of first appointment: ordinary shareholders' meeting of June 26, 1996
Expiration date of the current term at the close of the shareholders' meeting convened to approve the accounts for the fiscal year 2007.

1.3.2 Deputy Statutory Auditors

BEAS
7-9, Villa Houssay, 92524 Neuilly-sur-Seine Cedex
Date of first appointment: ordinary shareholders' meeting of June 28, 2004
Expiration date of the current term at the close of the shareholders' meeting convened to approve the accounts for the fiscal year 2009.

Olivier Breillot
4, rue Auber – 75009 Paris
Date of first appointment: ordinary shareholders' meeting of June 26, 1996
Expiration date of the current term at the close of the shareholders' meeting convened to approve the accounts for the fiscal year 2007.

1.4 STATEMENT OF STATUTORY AUDITORS

This is a free translation into English of the statutory auditors' report on the propectus issued in French and is provided solely for the convenience of English-speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

As statutory auditors of Altran Technologies and pursuant to Rule 98-01 of the Commission des Opérations de Bourse and professional standards applicable in France, we have performed certain procedures on the information relating to the financial situation and historical financial statements of Altran Technologies provided in the attached Prospectus, which has been prepared in connection with the issuing of Bonds convertible and/or exchangeable into new or existing shares.

This Prospectus incorporates by reference the Registration Document (*Document de Référence*), recorded by The Autorité des Marchés Financiers, under number R 04-0106 on 7 June 2004, for which Ernst & Young and Concorde Européenne Audit-France have expressed an unqualified opinion on the fairness of the information in respect of the financial situation and financial statements included in the Registration Document.

Mr Alexis Kniazeff, Chairman and Chief Executive Officer of Altran Technologies is responsible for the preparation of this Prospectus. Our responsibility is to report on the fairness of the information contained therein with respect to the financial situation and financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which Ernst & Young and Concorde Européenne Audit France have issued a report.

Our procedures also include reading the other information contained in the Prospectus in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. This Prospectus does not contain forward-looking information determined according to a structured process.

Ernst & Young Audit and Concorde Européenne Audit-France have audited the statutory financial statements and the consolidated financial statements for the years ended 31 December 2001, 2002 and 2003 approved by the Board of Directors, according to professional standards applicable in France.

Ernst & Young Audit and Concorde Européenne Audit-France expressed an unqualified opinion on the financial statements for the year ended on 31 December 2001.

In the report on the statutory financial statements for the year ended 31 December 2002, without qualifying their opinion, Ernst & Young Audit and Concorde Européenne Audit-France included the following emphasis of matter:

- the paragraph entitled "Accounting methods and standards", which mentions the first-time application of Regulation 2000-06 of the French Accounting Regulations Committee (Comité de réglementation comptable) relating to liabilities;
- the note concerning the medium-term credit lines relating to the covenants which were currently being renegotiated.

In the report on the consolidated financial statements for the year ended 31 December 2002, without qualifying their opinion, Ernst & Young Audit and Concorde Européenne Audit-France included the following emphasis of matter:
- the note on the accounting standards and valuation methods relating to a change in presentation and the first-time application of Regulation 2000-06 of the French Accounting Regulations Committee (Comité de réglementation comptable) relating to liabilities;
- the note relating to the correction of errors found in the consolidated financial statements for the period ended 31 December 2001;
- the note concerning the medium-term credit lines relating to the covenants which were currently being renegotiated.

In the report on the statutory financial statements for the year ended 31 December 2003, without qualifying their opinion, Ernst & Young Audit and Concorde Européenne Audit-France included an emphasis of matter on the Note I. of the notes to the financial statements concerning the medium-term credit lines of which certain conditions are currently being renegotiated.

In the report on the consolidated financial statements for the year ended 31 December 2003, without qualifying their opinion, Ernst & Young Audit and Concorde Européenne Audit-France included an emphasis of matter on Notes 3.4, 4.10 and 4.13.4 of the Notes to the financial statements relating respectively to a correction of errors and the related pro-forma information, negotiations underway with respect to medium-term credit lines and the change in presentation of employee profit-sharing.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and financial statements presented in this Prospectus, which has been prepared in connection with the issuing of Bonds convertible and/or exchangeable into new or existing shares.

July 1, 2004
The statutory auditors

Deloitte Touche Tohmatsu	Ernst & Young Audit
French original signed by Jean-Paul Picard	French original signed by Philippe Hontarrede

The reference document (*document de référence*) also includes:

- the reports on the statutory and Consolidated Financial Statements of the Company for the year ended 31 December 2003 in the chapter 11.1 and 11.2, respectively, which include, the justification of our assessments in accordance with the requirements of article L. 225-235 of the Code de Commerce;

- the statutory auditors' report (in the chapter 11.3) prepared in accordance with article L. 225-235 of the Code de Commerce on the report prepared by the Chairman and Chief Executive Officer on the internal control procedures relating to the preparation and processing of financial and accounting information.

1.5 PERSONS RESPONSIBLE FOR THE FINANCIAL INFORMATION

Eric Albrand

General Finance Manager
Tel: +33.(0)1.44.09.54.12
E-mail: comfi@altran.net

Laurent Dubois

Responsible for Investments
Tel: +33.(0)1.44.09.54.12
E-mail: comfi@altran.net

All the information relating to the activity and the financial situation of the Company is available on the website (www.altran.net).

CHAPTER II.

ISSUE AND ADMISSION TO THE *PREMIER MARCHÉ* OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

2.1 INFORMATION RELATING TO THE ISSUE

The Board of Directors of Altran Technologies S.A. ("Altran" or the "Company") uses for the present issue the delegation granted to it by the thirteenth resolution of the extraordinary general meeting of shareholders of June 28, 2004.

2.1.1 General Meeting Authorizing the Issue

The extraordinary general meeting of shareholders of the Company held on June 28, 2004, in compliance with the rules relating to quorum and requirements for voting for extraordinary general meetings, after considering the report of the Board of Directors and the special report of the auditors, and according to the provisions of Article L. 225-129 III of the French Commercial Code, in its thirteenth resolution has, notably:

- delegated to the Board of Directors the powers to proceed, upon its sole initiative by way of public offering, on one or more occasions, in the proportion and at the time it deems suitable, in France as well as abroad, to issue in euros or in foreign currency, shares of the Company as well as all other securities of any kind, giving an immediate and/or a future right to shares of the Company;

- decided that the total nominal amount of the share capital increases that may be undertaken, immediately and/or in the future, by virtue of this delegation, may not exceed 15,000,000 euros. The nominal amount of additional shares to be issued shall be added, as the case may be, to such amount, in order to preserve the rights of the holders of the securities giving right to shares;

- decided that the maximum nominal amount of the share capital increases capable of being made pursuant to this resolution will be charged against the 15,000,000 euro ceiling for share capital increases as set forth in the twelfth resolution;

- decided, in addition, that the maximum nominal amount of debt securities giving rights to participate in the share capital of the Company that could be issued by virtue of the above mentioned delegation, may not exceed 400,000,000 euros or the equivalent value of such amount in the event of issue in foreign currency, with the following precisions (i) that this amount is independent of the number of bonds and other debt securities that could be issued by virtue of the eighth resolution of this shareholders' meeting and (ii) that the number of the share capital increases that may be effected by virtue of these issues of debt securities will be charged against the above mentioned 15,000,000 euro ceiling;

- decided to waive the preferential subscription rights of shareholders to the securities to be issued, it being understood that the Board of Directors could grant to shareholders, for a certain period and under terms that it shall set, a priority right for all or part of an issue;

- acknowledged that the above-mentioned delegation implies an automatic waiver by the shareholders, in favor of the securities giving a future right to shares of the Company that may be issued, of their preferential subscription right to any shares to which the issued securities will give a right;

- decided to waive the preferential subscription right of the shareholders to shares issued as a result of a conversion of bonds or the exercise of warrants; and

- decided that the Board of Directors will have all the powers, including the ability to subdelegate to the Chairman, in accordance with the applicable legal requirements in effect at the moment such delegation is given, to implement this delegation.

This delegation has been granted to the Board of Directors for a period of twenty-six months from June 28, 2004, that is until August 28, 2006.

2.1.2 Decisions of the Board of Directors and of the Chairman

Pursuant to the authorization conferred by the mixed general shareholders' meeting of the Company held on June 28, 2004, and in particular the thirteenth resolution, the Board of Directors approved, during the meeting held on June 29, 2004, the principle of the issue of bonds convertible and/or exchangeable into new or existing shares of a maximum principal amount of 400,000,000 euros and has granted to its Chairman, in accordance with the right to subdelegate granted by the mixed general shareholders' meeting of June 28, 2004 in its thirteenth resolution, all the powers to implement this issue and to establish the amount, the dates, the terms and the conditions of the issue.

The Chairman of the Board of Directors decided on July 1, 2004 to set the terms of this issuance as follows.

2.2 INFORMATION PERTAINING TO THE BONDS

In this prospectus, the term "Bonds" means the bonds convertible and/or exchangeable into new or existing shares having all the characteristics described in the present prospectus.

2.2.1 Number and Nominal Value of the Bonds– Proceeds of the Issue

2.2.1.1 Number and Nominal Value of the Bonds

The issue of the Company, which is the subject of the present prospectus, is of an initial principal amount of 203,200,000 euros represented by 16,000,000 Bonds each with a nominal value of 12.70 euros per Bond.

In addition, exclusively in order to cover any over-allotments, the Company has granted the Lead Manager and Bookrunner an over-allotment option representing up to 13.19% of the initial nominal value of the issue. This option will be exercisable once only, until July 7, 2004 at the latest. In the event the over-allotment option is exercised in full, the total nominal value of the issue would be 230,000,000 euros represented by 18,110,236 Bonds.

2.2.1.2 Proceeds of the Issue

The gross proceeds of the issue will be 203,200,000 euros and may be increased to a maximum of 230,000,000 euros in the event the over-allotment option is exercised in full.

The net proceeds of the issue to be paid to the issuer after deducting from the gross proceeds of approximately 4,470,000 euros corresponding to the fees due to financial intermediaries and of approximately 430,000 euros corresponding to the legal and administrative costs, will amount to approximately 198,300,000 euros and may be increased to approximately 225,100,000 euros in the event the over-allotment option is exercised in full.

2.2.1.3 Offering

The Bonds are subject to a global offering as follows:

- in France, to investors which are either natural persons or legal entities;
- outside France, in accordance the regulations of each country where the Bonds are offered, except for the United States of America where no offering may take place.

The issue does not include a specific tranche designated for to a particular market.

2.2.1.4 Selling Restrictions

The distribution of the prospectus, the offer or the sale of the Bonds and of the new or existing shares to be delivered upon conversion or exchange of the Bonds, may be the subject of specific regulations in certain jurisdictions. Persons in possession of this prospectus should inform themselves of, and comply with, any local restrictions.

The institutions responsible for the offering will comply with the laws and regulations in effect in each jurisdiction where the Bonds and the new or existing shares to be delivered upon conversion or exchange of the Bonds will be offered and, in particular, with the selling restrictions set forth below.

United Kingdom Selling Restrictions

Each institution involved in the offering has represented, warranted and agreed as follows:

(i) it has not offered nor sold and shall not offer nor sell prior to the expiry of a period of six months from the issue date, the Bonds and the new or existing shares to be delivered upon conversion or exchange of the Bonds to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "UK Regulations");

(ii) it has complied and shall comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done or to be done by it in relation to the Bonds and the new or existing shares to be delivered upon conversion or exchange of the Bonds, in, from or otherwise involving the United Kingdom; and

(iii) it has only communicated or distributed or shall only communicate or distribute invitations or inducements to engage in an investment activity (within the meaning of Section 21 of the FSMA) received by it in relation to the issue or the sale of the Bonds or of the new or existing shares to be delivered upon conversion or exchange of the Bonds only under circumstances where Section 21(1) of the FSMA does not apply to the Company.

The present prospectus is directed only to persons who: (i) are outside the United Kingdom, (ii) have professional experience in investment, (iii) are investment professionals falling within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as "relevant persons"). Only relevant persons may act on the basis of the present prospectus or its contents, or rely on it. Only relevant persons may invest and engage themselves on the basis of the present prospectus. The Bonds and the new or existing shares to be delivered upon conversion or

exchange of the Bonds are available only to relevant persons and the invitations, offers or agreements related to the subscription, the buying or the selling under a different form of the Bonds and shares shall be solely proposed to relevant persons. No offer to the public, within the meaning of the UK Regulations and the FSMA, is made. The Bonds and the new or existing shares to be delivered upon conversion or exchange of the Bonds cannot legally be offered or made available to persons within the United Kingdom, except where such does not constitute an offer to the public, within the meaning of the UK Regulations and the FSMA or any other text adopted for the application of the UK Regulations or the FSMA.

United States of America Selling Restrictions

The Bonds and the new or existing shares to be delivered upon conversion or exchange of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States of America or to residents of the United States of America ("U.S. Persons"), or for the account or benefit of such persons, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and other applicable regulations. Neither the Company, any of the institutions involved in the offering or the distributors, nor any of their "affiliates" or any other person acting on its or their behalf may engage in any directed selling efforts in the United States of America. The terms used in the present paragraph and in the following paragraph have the meaning ascribed to them in Regulation S of the Securities Act.

The Bonds will be offered and sold exclusively outside the United States of America in "offshore transactions" according to Regulation S of the Securities Act.

2.2.2 Absence of Preferential Subscription Right and Priority Subscription Period

The shareholders of the Company expressly waived their preferential subscription right to the Bonds at the mixed general shareholders' meeting of June 28, 2004. This decision also includes an express waiver of their preferential subscription right for any new shares to be issued in the event of conversion of the Bonds.

No priority subscription period for the Bonds is applicable.

2.2.3 Intentions of the Principal Shareholders

The principal founders, Alexis Kniazeff and Hubert Martigny, who held together, directly or indirectly, 18.48% of the share capital and 28.92% of the voting rights of the Company as of December 31, 2003, expressed their intention not to participate in the present issue.

2.2.4 Subscription by the Public and Offering Period

The offering of the Bonds to qualified institutional investors took place on July 1, 2004.

The subscription by individuals will be open from July 2, 2004 to July 6, 2004, inclusive.

Indicative timetable of the issue:

July 1, 2004	• Publication of a press release by the Company announcing the launching of the issue. • Opening of the order book for the institutional investors. • Closing of the order book for the institutional investors. • Determination of the final terms of the issue. Publication of a press release by the company announcing the closing of the offering for qualified institutional investors and the final terms of the issue. • Visa on the prospectus by the *Autorité des marchés financiers.*
July 2, 2004	Opening of the subscription period for individuals in France.
July 6, 2004	Closing of the subscription period for individuals in France.
July 7, 2004	Deadline for the exercise of the over-allotment option.
July 9, 2004	Settlement and delivery of the Bonds. Admission of the Bonds to the *Premier marché* of Euronext Paris S.A.

2.2.5 Financial Institutions Responsible for the Placement

Subscription orders for the Bonds must be placed with the Leading Manger and Bookrunner, CALYON, which is in charge of the placement.

2.3 TERMS AND CONDITIONS OF THE BONDS

2.3.1 Form, Denomination and Delivery

The Bonds to be issued by the Company constitute neither convertible bonds (*obligations convertibles*) within the meaning of Articles L. 225-161 (formerly) *et seq.* of the French Commercial Code, nor exchangeable bonds (*obligations échangeables*) within the meaning of Articles L. 225-168 (formerly) *et seq.* of the French Commercial Code, but rather constitute securities carrying rights to securities representing a part of the share capital of the Company within the meaning of Articles L. 228-91 *et seq.* of the French Commercial Code. Therefore, the provisions of Articles L. 225-161 (formerly) *et seq.* *A*nd L. 225-168 (formerly) *et seq.* of the French Commercial Code are not applicable to the present issue.

The Bonds are issued in accordance with French law.

The Bonds will be either in bearer or registered form, at the option of the holders. The Bonds will in any event be in book-entry form (*inscrites en comptes*) and held, as the case may be, through:

- Crédit Agricole Investor Services Corporate Trust, acting on behalf of the Company in respect of fully registered Bonds (*nominatifs purs*);

- an approved intermediary (*intermédiaire financier habilité*) in respect of Bonds administered in registered form (*nominatifs administrés*);

- an approved intermediary in respect of Bonds in bearer form.

Settlement and delivery of the issue will take place through the Euroclear France RELIT-SLAB settlement-delivery system.

The Bonds will be admitted for clearance through Euroclear France, which will ensure the clearing of the securities between the account keepers (*teneurs de compte*). The Bonds will also be admitted to the operations of Euroclear Bank S.A./N.V. And Clearstream Banking S.A., Luxembourg.

The Bonds will be in book-entry form (*inscrites en compte*) and transferable as from July 9, 2004, date of the settlement of the Bonds.

2.3.2 Nominal Value - Issue Price

The nominal value per Bond was set at 12.70 euros, representing a premium of 30.4% over the reference price (*cours de référence*) calculated as the average, weighted by volume, of the share prices of the Company on the *Premier marché* of Euronext Paris S.A. Since the opening of the trading session on July 1, 2004 until the time the final terms of the issue are set.

The Bonds will be issued at par value, *i.e.*, 12.70 euros per Bond, payable in full on July 9, 2004, the settlement date of the Bonds.

2.3.3 Issue Date

July 9, 2004.

2.3.4 Settlement Date

July 9, 2004.

2.3.5 Nominal Interest Rate

3.75%.

2.3.6 Annual Interest

The Bonds will bear interest at a rate of 3.75% per year, *i.e.*, 0.48 euros per Bond, payable annually in arrears on January 1, (or, if this date is not a business day, the immediately following business day), each of these dates individually called "Interest Payment Day". For the period from July 9, 2004, the settlement date of the Bonds, to December 31, 2004, interest of 0.229 euros per Bond (*i.e.*, 1.80% of the nominal value) will be payable on January 1, 2005 (or, if this date is not a business day, the immediately following business day).

All interest payments relating to an interest period of less than one full year will be calculated on the basis of the above-mentioned annual interest rate multiplied by the number of days elapsed in the relevant period divided by 365 for a 365-day year (or by 366 for a leap year).

Subject to the provisions of paragraph 2.6.5 ("Rights of Bondholders to Payments of Interest on the Bonds and Dividends with Respect to Delivered Shares") below, interest will cease to accrue from the date of redemption of the Bonds.

Claims in respect of interest will become void after a period of 5 years starting from the due date of such interest.

2.3.7 Redemption - Reimbursement - Early Redemption

2.3.7.1 Redemption at Maturity

Except in the event of early redemption, exchange or conversion, the Bonds will be redeemed in full on January 1, 2009, or, if this date is not a business day, the immediately following business day) at a price of 12.70 euros per Bond, approximately 100% of the Bonds' nominal value.

Claims in respect of the principal will become void after a period of thirty years from the due date of redemption.

2.3.7.2 Early Redemption by Repurchase or Public Offers

The Company reserves the right to redeem all or part of the Bonds at any time, without limitation or price or quantity, by purchasing the Bond, either on or off the stock exchange or by means of a public offer or exchange offer. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding. All Bonds so acquired will be cancelled.

2.3.7.3 Early Redemption at the Option of the Company

1. The Company may, at its sole option and at any time from January 1, 2007 until December 31, 2008, upon at least one month prior notice as described under paragraph 2.3.7.4 "Publication of Information at the Time of Early Redemption or Redemption of Maturity", redeem all of the Bonds outstanding prior to maturity subject to the following conditions:

   (i) the early redemption price shall be equal to par, increased by interests from the last Interest Payment Date before the early redemption date to the effective redemption date;

   (ii) such early redemption shall only be possible if the product of:

   - the Conversion/Exchange Ratio in effect (as defined in paragraph 2.6.3 ("Exercise Period and Conversion/Exchange Ratio"); and

   - the arithmetic average of the closing price of the share on the *Premier Marché* of Euronext Paris S.A., calculated over a period of 20 consecutive stock exchange trading days during which the shares are quoted, as selected by the Company from among the 40 consecutive stock exchange trading days during which the shares are quoted preceding the date of publication of the notice announcing such early redemption (as set forth in paragraph 2.3.7.4 "Publication of Information at the Time of Early Redemption or Redemption of Maturity");

   exceeds 130% of the nominal value of the Bonds.

   A "stock exchange trading day" shall mean any business day on which shares are quoted on Euronext Paris S.A. other than a day on which such quotation ceases prior to the usual closing time.

   A "business day" shall mean any day (other than a Saturday or a Sunday) on which banks are open in Paris and on which Euroclear France operates.

For information purposes, the following table provides, for each interest payment date during the early redemption option period, the early redemption price of each Bond in the event of redemption, the minimum market price that a Company's share will need to reach in order to allow early redemption, the average annual growth rate for the share in the event of exercise of the conversion/exchange right and the yield to maturity obtained for this minimum market price in case of exercise of the right to convert/exchange for shares:

Early redemption date	**Early redemption price (euros)**	**Minimum market price to allow early redemption (euros)**	**Average annual growth rate for the share**(1)	**Yield to maturity in the event of exercise of the right to convert/ exchange for shares**
June 30, 2007	12.94	16.51	19.4%	12.18%
December 31, 2007	13.17	16.51	16.39%	10.41%

*(1) Dividends not taken into account, based on the reference market price (*cours de référence*) of 9.74 euros, calculated on July 9, 2004.*

2. The Company may, at its sole discretion, redeem at any time all the Bonds outstanding at the early redemption price determined in accordance with paragraph 2.3.7.3 1°) (i) "Early Redemption at the Option of the Company" above, if less than 10% of the Bonds issued remain outstanding.

3. In each of the cases specified under paragraphs 1 and 2 above, the Bondholders shall remain entitled to exercise their right to convert/exchange for shares in accordance with the provisions of paragraph 2.6 "Conversion and/or Exchange of the Bonds into Shares".

2.3.7.4 Publication of Information at the Time of Early Redemption or Redemption at Maturity

Information relating to the number of Bonds repurchased, converted or exchanged and to the number of Bonds still outstanding shall be provided each year to Euronext Paris S.A. For publication and may be obtained from the Company or from Crédit Agricole Investor Services Corporate Trust.

Any decision by the Company to redeem the Bonds at or prior to maturity shall be the subject of a notice to be published, no later than 30 days prior to the redemption date, (i) in the *Journal Officiel*, for as long as regulations in force so require, (ii) in a financial paper having a general circulation in France and (iii) by Euronext Paris S.A.

2.3.7.5 Cancellation of Bonds

Bonds redeemed at or prior to maturity, Bonds repurchased on or off the stock exchange or by way of public offers, as well as Bonds that have been converted or exchanged shall cease to be deemed outstanding and shall be cancelled in accordance with French law.

2.3.7.6 Early Redemption of the Bonds in the Event of Default

The representatives of the Bondholders' assembly (*Masse*) may, upon a decision of the Bondholders' general meeting conforming to the regulations in force, by written notification sent to the Company, with a copy to the fiscal agent, require that all Bonds be redeemed at the early redemption price calculated in accordance with paragraph 2.3.7.3 ("Early Redemption at the Option of the Company") in the following circumstances:

- in the event the Company fails to make payment of the principal or the interest due in respect of any Bond and the Company does not remedy such default within a period of 15 calendar days from such due date;

- if the Company fails to perform any of its other obligations relating to the Bonds and such failure is not remedied within 30 calendar days from the date on which written notice of such failure shall have been given to the Company by the representatives of the *Masse*;

- if the Company or any of its Significant Subsidiaries (as defined below) is in default for the payment of any indebtedness or guarantee of any indebtedness, for a total amount that exceeds 15,000,000 euros, on the date of the stated maturity of such indebtedness or guarantee or, as the case may be, at the end of any applicable grace period;

- if any event of early redemption occurs in respect of one or more loans of the Company or any of its Significant Subsidiaries in an amount per loan that exceeds 15,000,000 euros and as result of which such loan or loans are declared due and payable prior to maturity and made the subject of written notification by the creditor or creditors of the Company, at the end of any applicable grace period;

- if the Company applies for the appointment of a conciliator (*conciliateur*), applies for or is subject to liquidation proceedings (*liquidation judiciaire*), or the transfer of the whole of its business (*cession totale de l'entreprise*) (either the total transfer or at least 90 % of the net consolidated value of its shares), ceases to carry on the totality or near totality of its activities or proceeds into dissolution, except where such dissolution, cessation or transfer is the result of a merger, contribution, exchange or demerger or other similar measure;

- if the shares of the Company are no longer admitted to trading on any of the following regulated markets: the *Premier Marché* of Euronext Paris S.A., any other regulated or similar market within the European Union or the New York Stock Exchange.

As used in the preceding paragraph, a "Significant Subsidiary" means a fully consolidated company in which the Company holds, directly or indirectly, at least 50% of the voting rights and whose total turnover represents more than 1.8% of the consolidated turnover for the relevant fiscal year.

2.3.8 Gross Yield to Maturity

3.75% as at the settlement date (provided that the Bonds are not converted and/or exchanged or redeemed prior to maturity).

On the French bond market, the yield to maturity is the annual rate which, at a given date, equals at such rate and on a compound interest basis, the current value of all amounts payable and receivable under the Bonds (as defined by the Bond Standardization Committee (*Comité de normalisation obligataire*)).

For information purposes, the following table provides the market price that a share of the Company must reach on maturity, in order to provide, by conversion and/or exchange, certain yield differentials in comparison with reference Treasury Bonds (*Obligations Assimilables du Trésor*) of the same maturity as well as the necessary annual growth rate of the shares in order for the share to reach such market price:

Yield to maturity at the settlement date [1]	Share price of one share at stated maturity (in euros)	Average annual growth rate of the share [2] [3]
OAT + 0.25% = 3.75%	12.70	6.09
OAT + 1%	13.16	6.94
OAT + 2%	13.79	8.07

*(1) The rate of current yield interpolated from the treasury bond (*obligation assimilable du Trésor*) with same stated maturity: 3.50% on January 1, 2009.*
(2) Dividends not taken into account.
*(3) Based on the reference market price (*cours de référence*) of 9.74 euros, calculated on July 9, 2004.*

2.3.9 Term and Average Duration

Four years and 176 days from the settlement date to the date of redemption at maturity (the average duration is identical to the term of the Bonds in the absence of conversion and/or exchange and in the absence of early redemption).

2.3.10 Further Issues

If the Company subsequently issues new bonds that have in all respects the same rights as the Bonds, the Company may, without the consent of the Bondholders and provided that the terms and conditions of all such bonds so permit, consolidate bonds of any such subsequent issues with the Bonds, thereby treating such bonds as the same issue for the purposes of trading and servicing.

2.3.11 Status and Negative Pledge

2.3.11.1 Status

The Bonds and the interest thereon constitute direct, general, unconditional, unsubordinated and unsecured obligations of the Company, and rank equally amongst themselves and *pari passu* with all other unsecured and unsubordinated debts and guarantees, present and future, of the Company.

2.3.11.2 Negative Pledge

As long as all the Bonds remain outstanding, the Company undertakes not to grant any mortgage (*hypothèque*) over its present or future real property and real property interests, charge over its business, or any other security interest (*sûreté réelle*) on its assets for the benefit of holders of all other bonds of the Company nor to establish a provision over all or part of its goodwill or another surety over its securities (except for any transfers of trade receivables by way of securitization, factoring or other means) without previously or simultaneously granting the same security and status to the Bonds. This undertaking is given only in relation to security granted for the benefit of holders of other bonds and does not affect in any way the right of the Company to otherwise dispose of its assets or to grant any security in respect of such assets in any other circumstances.

2.3.12 Guarantee

Payments of interest, principal, taxes, costs and ancillary amounts have not been guaranteed.

2.3.13 Underwriting

CALYON will underwrite the subscription of the Bonds pursuant to the terms of an underwriting agreement to be entered into with the Company on July 1, 2004.

2.3.14 Rating

No application has been made for the loan to be rated.

2.3.15 Representation of Bondholders

In accordance with Article L. 228-46 of the French Commercial Code, the "Bondholders" will be grouped together in a collective group (the "*Masse*"), which shall have a legal status.

(a) Acting Representatives of the *Masse*

The following persons are designated acting representatives of the *Masse*:

Thierry REMONT 214, rue Lecourbe 75015 Paris	Olivier MOUGEOTTE 19, Bld du Montparnasse 75006 Paris

The acting representatives of the *Masse* will have the power, whether acting together or individually, to carry out, on behalf of the *Masse*, all actions of an administrative nature necessary in order to protect the interests of the Bondholders.

They will exercise their duties until their death, resignation or the termination of their duties by a general Bondholders' meeting or until they become incapable of acting or unable to act. Their appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Bonds. This appointment will be automatically extended, where applicable, until the final resolution of any legal proceedings in which the representatives are involved and the enforcement of any judgments rendered or settlements made.

Each of these acting representatives of the *Masse* shall be entitled to a remuneration of 300 euros per year, payable by the Company on July 1 of each fiscal year from 2005 to 2009, inclusive, as long as Bonds remain outstanding.

(b) Substitute Representatives of the *Masse*

The substitutive representatives of the *Masse* shall be:

Jean-Michel BERLING 21, rue de Mademoiselle 78000 Versailles	Gaetan des RIEUX 106, bis, rue de Rennes 75006 Paris

These substitute representatives will, if necessary, replace one or more of the acting representatives if they are unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the remaining acting representative, the Company or any other interested party, shall have notified such substitute representative of the inability to act, whether temporary or permanent, of the relevant acting representative; such notification will also be made, if applicable, in the same way to the Company. In the event of temporary or permanent replacement, the substitute representatives shall have the same powers as the acting representatives. They will only become entitled to the annual remuneration of 300 euros if they exercise the duties of an acting representative on a permanent basis. Such compensation will accrue from the day on which they assume such duties.

The Company will pay the remuneration of the representatives of the *Masse* and will bear the costs of calling and holding general Bondholders' meetings, publishing their decisions

as well as the fees linked to the designation of the representatives of the *Masse* according to Article L. 228-50 of the French Commercial Code, all the administration and management costs of the Bondholders and of the costs of the general meetings of such *Masse*.

(c) General

General Bondholders' meetings shall be held at the registered office of the Company or such other place as is specified in the notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any general meeting of the *Masse*, to examine and take copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

In the event that future bond issues give bondholders identical rights to those of the Bonds and if the terms and conditions of such future bonds so permit, the holders of all of such bonds shall be grouped together in a single *Masse*.

2.3.16 Public Offering

It should be noted that given the regulations currently in effect, in the event that the shares of the Company are the subject of a public offering to purchase or a public exchange offer, the offer must also be extended to all securities giving rights to participate in the share capital or voting rights of the Company, and must therefore be extended to the present Bonds. The draft of the offering must be examined in advance by the *Autorité des marchés financiers* which will decide its admissibility based on the elements presented and, in particular, the valuation of the offer. An information document (*note d'information*) containing the terms of the offer must also be submitted to the *Autorité des marchés financiers* for a visa.

2.3.17 Tax Regime

Under the current legislation, the following summary describes the tax consequences that may be applicable to Bondholders. As this discussion is only a summary, individuals or legal entities, whether or not resident in France for tax purposes, should nevertheless consult their usual tax advisers for details of the tax regime that applies to their particular case.

On June 3, 2003, the ECOFIN Council of the European Union adopted a directive on taxation of savings income in the form of interest payments (2003/48/EC) (the "**Directive**"). Subject to the satisfaction of a number of conditions set out under Article 17 of the Directive, each Member State will be required to provide the tax authorities of another Member State with detailed information regarding any payment of interest, within the meaning of the Directive (interest, premiums and other similar income), made by a paying agent within its jurisdiction to the benefit of an individual resident in that other Member State (the "**Information System**").

In principle, it was expected that the Directive would be implemented as from January 1, 2005. However, the implementation of the Directive may be postponed until July 1, 2005.

For the purpose of the Directive, the term "paying agent" would be defined broadly and would notably include any economic operator who is responsible for the payment of interest, within the meaning of the Directive, to the immediate benefit of beneficiary individuals.

However, during a transitional period, certain Member States (Belgium, the Grand-Duchy of Luxembourg and Austria) will apply a withholding tax to such interest payments, in lieu of the Information System applied by the other Member States.

The rate of such withholding will be 15% during the first three years, 20% for the subsequent three years and 35% thereafter.

This transitional period shall end if and when the European Community concludes agreements concerning the exchange of information upon request with several third States (Switzerland, Liechtenstein, San Marino, Monaco and Andorra) and that the Council of the European Union has unanimously agreed that the United States of America are committed to exchange of information upon request.

In addition, non-residents of France for tax purposes shall comply with the tax laws applicable in the jurisdiction or state in which they are resident.

1. Residents of France for Tax Purposes

a. Individuals holding securities as part of their private assets and who do not regularly engage in stock market transactions

(i) Interest

Annual interest received by individuals holding Bonds as part of their private assets are:

- either included in the total income, which shall be subject to:
  - income tax calculated on a progressive scale;
  - a general social contribution of 7.5% of which 5.1% is deductible from the total taxable income;
  - a social levy of 2%;
  - a social debt repayment contribution of 0.5%; and
  - a contribution of 0.3% payable in addition to the social levy;

- or, at the taxpayer's option, subject to a final withholding tax at the rate of 16% plus:
  - a general social contribution of 7.5%;
  - a social levy of 2%;
  - a social debt repayment contribution of 0,5%; and
  - a contribution of 0.3% payable in addition to the social levy.

(ii) Capital Gains

If the total annual amount of transfers of securities and social rights realized during the civil year exceeds, per fiscal group (*foyer fiscal*), a threshold presently fixed at 15,000 euros, the capital gains deriving from such transfers of securities are entirely taxable, at an effective rate of 26.3%:

- 16% corresponding to the income tax;
- 7.5% corresponding to a general social contribution;
- 0.5% corresponding to a social debt repayment contribution; and
- 2% corresponding to a social levy;
- 0.3% corresponding to the contribution payable in addition to the social levy;

Capital losses incurred in one year can be set off only against capital gains of the same type realized in the same year or during the ten following years if, for the year in which capital losses are incurred, the above-mentioned threshold of 15,000 euros is exceeded.

(iii) Conversion or Exchange of the Bonds into Shares of Altran Technologies

See paragraph 2.6.6 "Tax Regime of the Conversion/Exchange of the Bonds into Shares" below.

(iv) Wealth Tax

The Bonds held by individuals are included in their taxable assets, and as the case may be, subject to wealth tax (*impôt de solidarité sur la fortune*).

(v) Duties on Inheritance and Gifts

Bonds acquired by way of inheritance or gift are subject to duties on inheritance and gifts applicable under French law.

b. Legal Entities Subject to Corporate Tax (standard regime)

(i) Interest

Interest accrued on Bonds over the fiscal year is included in the taxable income and is subject to corporate tax at the rate of 33.33%. In addition, a surcharge equal to 3% of the corporate tax and a social contribution of 3.3% of the amount of the corporate tax exceeding 763,000 euros per twelve-month period are also applicable.

However, with respect to entities that have a turnover of less than 7,630,000 euros and whose share capital is fully paid-up and of which at least 75% is held continuously by individuals or by an entity meeting all of these requirements, the corporate tax rate is set, within the limit of 38,120 euros of the taxable income for every twelve month period, at 15%. In addition, these companies are exempt from the 3.3% social contribution mentioned above.

(ii) Capital Gains

Transfers of the Bonds give rise to a gain or loss to be included in taxable income.

The amount of the gain or loss is equal to the difference between the disposal price and the subscription or acquisition price of the Bonds and is included in the results subject to corporate tax at the rate of 33.33% (or within the limit of 38,120 euros for every twelve month period, at a rate of 15% for companies that fulfill the conditions described above). The surcharge of 3% mentioned above is to be added and, where applicable, the social contribution of 3.3% in accordance with the above mentioned conditions.

(iii) Conversion and/or Exchange of the Bonds into Shares of Altran Technologies

See paragraph 2.6.6 "Tax Regime of the Conversion/Exchange of the Bonds into Shares" below.

2. *Non-Residents of France for Tax Purposes*

(i) Interest

Bonds issued by French legal entities and denominated in euros are deemed to be made outside of France for the purpose of Article 131 *quater* of the French General Tax Code (instruction of the administration n°5 I-11-98 dated September 30, 1998). As a result, interest and redemption premiums on Bonds paid to persons who are residents for tax purposes, or who have their registered office, outside the French Republic is exempt from withholding provided for in Article 125-A-III of the French General Tax Code.

In addition, interest and redemption premiums on Bonds are exempt from social contributions in accordance with Article 1600-0 C *et seq.* of the French General Tax Code.

(ii) Capital Gains

Persons who are not domiciled in France for tax purposes or whose registered office is located outside France (provided that the Bonds are not part of the assets of a permanent establishment located in France), are not subject to capital gains tax in France upon securities transfers.

(iii) Conversion or Exchange of the Bonds into Altran Technologies Shares

See paragraph 2.6.6 "Tax Regime of the Conversion/Exchange of the Bonds into Shares" below.

(iv) Wealth Tax

Wealth tax (*impôt de solidarité sur la fortune*) does not apply to financial placements by individuals residing outside France within the meaning of Article 4 B of the French General Tax Code.

(v) Duties on Inheritance and Gifts

Under French law, securities issued by French companies and acquired by way of inheritance or gift by an individual not residing in France are subject to duties on inheritance and gifts. France has entered into treaties with some countries so as to avoid double taxation for inheritance and gifts, which allow for persons residing in these countries, under certain conditions, to be exempted from duties on inheritance and gifts, or to be granted a tax credit.

Potential investors are encouraged to consult, as soon as possible, their advisors regarding their obligations in respect of duties on inheritance and gifts for Bonds of the Company that they hold, and the conditions for being exempted from duties on inheritance and gifts in accordance with tax treaties entered into with France.

2.4 LISTING AND TRADING

2.4.1 Listing

An application has been made to list the Bonds on the *Premier Marché* of Euronext Paris S.A. Their listing is scheduled for July 9, 2004 under the code ISIN FR0010100073. No application for listing on any other market is expected.

2.4.2 Restrictions on the Transferability of the Bonds

No restrictions are imposed by the terms of the issue on the free transferability of the Bonds.

2.5 GENERAL INFORMATION

2.5.1 Fiscal Agent

Crédit Agricole Investor Services Corporate Trust will centralize the fiscal and paying agent services of the issue (payment of interest, centralizing the requests for conversion/exchange, reimbursement of the redeemed Bonds, etc.) as well as the administrative services for the Bonds.

2.5.2 Jurisdiction

The competent courts in the event of dispute are those of the Company' s registered office, where the Company is defendant and, in other cases, are those designated in accordance with the nature of the dispute, unless otherwise provided for by the French Code of Civil Procedure (*Nouveau Code de procédure civile*).

2.5.3 Use of Proceeds

The issue aims to reinforce the financial structure of the Company. This transaction will, in particular, allow the Company to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity.

The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of this convertible bond issue on December 31, 2003 amounted to 427,000,000 euros, of which an amount of 72,000,000 euros was held by the Group at this date and cancelled during the first six-month period of 2004. The net residual amount for the Group totaled 355,000,000 euros as of December 31, 2003.

2.6 CONVERSION AND/OR EXCHANGE OF THE BONDS INTO SHARES

2.6.1 Nature of the Conversion/Exchange Right

Bondholders shall have the right, at any time from the settlement date on July 9, 2004, and up to the seventh business day before the redemption date of the Bonds, to convert and/or exchange the Bonds into, at the option of the Company, new and/or existing shares of the Company (the "Conversion/Exchange Right"), which will be paid up and/or settled by way of set off against amounts owed under the Bonds, subject to the conditions set out in paragraph 2.6.7.5 "Treatment of Fractional Entitlement", whereas the shares shall be delivered in accordance with the last section of paragraph 2.6.4 "Exercise of the Conversion/Exchange Right".

The Company may at its option deliver new and/or existing shares.

The Board of Directors was authorized to implement a buy-back program in order to repurchase shares representing up to 5% of the share capital, pursuant to a decision of the mixed general shareholders' meeting of June 28, 2004. The Board of Directors did not make use of this delegation. At the date of the present prospectus, the Company does not hold any of its own shares.

2.6.2 Suspension of the Conversion/Exchange Right

In the event of a share capital increase, an issue of securities conferring rights to receive shares of the Company, a merger or a demerger (*scission*) or any other financial transaction conferring preferential subscription rights or reserving a priority subscription period to the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months. This right does not affect the Conversion/Exchange Right of Bondholders called for redemption nor the exercise period outlined in paragraph 2.6.3 "Exercise Period and Conversion/Exchange Ratio".

A notice of the Company's decision to suspend the exercise of the Conversion/Exchange Right shall be published in the *Bulletin des Annonces légales obligatoires* at least 15 days prior to the date on which such suspension comes into force. Such notice shall inform the Bondholders of both the date on which the suspension comes into force and the date on which the suspension will end. This information will also be published in a financial paper having a general circulation in France and in a notice to be issued by Euronext Paris S.A.

2.6.3 Exercise Period and Conversion/Exchange Ratio

Subject to paragraph 2.6.7 "Maintaining of Bondholders' Rights", the Bondholders may request the conversion and/or exchange of the Bonds for shares at any time from the settlement date of the Bonds on July 9, 2004, until the seventh business day preceding the redemption date at a rate of ONE share of the Company for ONE Bond.

With respect to Bonds redeemed upon, or prior to, maturity, the Conversion/Exchange Right shall expire at the end of the seventh business day prior to the redemption date.

Any Bondholder who has not exercised his Conversion/Exchange Right prior to such date will receive the redemption price, determined under the conditions set out, as the case may be, in paragraph 2.3.7.1 "Redemption at Maturity" or paragraph 2.3.7.3 "Early Redemption at the Option of the Company".

2.6.4 Exercise of the Conversion/Exchange Right

To exercise their Conversion/Exchange Right, Bondholders should make their request to the intermediary with whom their Bonds are registered (*inscrits en compte*). Crédit Agricole Investor Services Corporate Trust will centralize such requests.

Any request for the exercise of the Conversion/Exchange Right received by Crédit Agricole Investor Services Corporate Trust in its capacity as centralizing agent during any calendar month (an "exercise period") will take effect on the earlier of the following two dates (an "exercise date"):

(i) the last business day of such calendar month; and
(ii) the seventh business day preceding the date for redemption.

In respect of Bonds having the same exercise date, the Company shall be entitled, at its option, to choose between:

- the conversion of Bonds into new shares;
- the exchange of Bonds for existing shares; or
- the delivery of a combination of new and existing shares.

All Bondholders having the same exercise date will be treated equally and will have their Bonds converted and/or exchanged, as the case may be, in the same proportion, subject to any rounding adjustments.

Bondholders will receive delivery of the shares on the seventh business day following the exercise date.

2.6.5 Rights of Bondholders to Payments of Interest on the Bonds and Dividends with Respect to Shares Delivered

In the event of an exercise of the Conversion/Exchange Right (including the exercise of such right where the Company decides to proceed with an early redemption of the Bonds according to paragraph 2.3.7.3 "Early Redemption at the Option of the Company"), no interest will be payable to Bondholders in respect of the period from the last interest payment date preceding the exercise date to the date on which the shares are delivered.

The rights attached to new shares issued as a result of a conversion of the Bonds are set out in paragraph 2.7.1.1 "New Shares to be Issued on Conversion" below.

The rights attached to existing shares delivered as a result of an exchange of the Bonds are set out in paragraph 2.7.1.2 "Existing Shares Resulting from Exchange" below.

2.6.6 Tax Regime of the Conversion/Exchange of the Bonds into Shares

Under current French legislation, the following tax regime applies:

1. Residents of France for Tax Purposes

a. Individuals holding securities as part of their private assets and who do not regularly engage in stock market transactions

Any capital gain realized upon conversion of the Bonds into new shares, or exchange of the Bonds against existing shares, benefits, within the limits of the exchange rate parity, from a tax deferral provided by Article 150-0 B of the French General Tax Code, within the limit of the conversion/exchange ratio.

On a subsequent transfer of shares, the net capital gain, calculated on the basis of the acquisition price or value of the Bonds, shall be subject to the capital gains tax regime applicable to the transfer of securities (see paragraph 2.7.4(1)(a)(ii) below).

b. Legal entities subject to corporate tax (standard regime)

(i) Regime regarding conversion of Bonds into new shares

Capital gains made upon the conversion of the Bonds into new shares benefit from the tax deferral mentioned in Article 38-7 of the French General Tax Code.

On a subsequent transfer of the shares delivered upon conversion, the taxable result (capital gain or loss) of such transfer is calculated on the basis of the value for tax purposes that the Bonds were deemed to have had for the transferor.

Subject to a penalty equal to 5% of the sums deferred, the beneficiary legal entities that benefit from the tax deferral must satisfy the annual disclosure requirements provided for by Article 54 *septies* I and II of the French General Tax Code until the expiration date of such deferral.

(ii) Regime regarding exchange of Bonds for existing shares

The tax deferral regime does not apply to the exchange of Bonds for existing shares. In this case, any profit or loss resulting from an exchange is subject to corporate tax under the conditions specified by French law as described in paragraph 2.3.17(1)(b)(ii) above.

The same will apply in the case of an exchange or a delivery of both new and existing shares for a Bond.

2. Non-Residents of France for Tax Purposes

Capital gains realized on the conversion of Bonds into new shares and/or on the exchange of Bonds into existing shares by persons who are non-residents of France for tax purposes or whose registered office is located outside France (without a permanent establishment located in France holding the Bonds as part of its assets) are not subject to taxation in France.

2.6.7 Maintaining of Bondholders' Rights

2.6.7.1 Company's Obligations

The Company undertakes, for as long as any Bonds are outstanding, not to redeem its share capital or alter the way it allocates its profits without taking the necessary measures to preserve the rights of the Bondholders who may exercise their Conversion/Exchange Right.

2.6.7.2 Capital Reduction Resulting from Losses

In the event of a reduction of the share capital resulting from losses, whether by way of reduction in the nominal value or of the number of shares, the nominal value of the shares to be delivered to the Bondholders exercising their Conversion/Exchange Right will be reduced accordingly, as if such Bondholders had been shareholders as from the date of issue of the Bonds.

2.6.7.3 In the Event of Financial Transactions

As a result of any one of the following transactions:

- issue of securities carrying listed preferential subscription rights;
- increase in share capital by capitalization of reserves, profits or share premiums and distribution of free shares, or the subdivision or consolidation of shares;

- capitalization of reserves, profits or share premiums by increasing the nominal value of shares;

- distribution of reserves or premiums in cash or in securities;

- free distribution to shareholders of the Company of any financial instrument other than shares in the Company;

- takeover, merger, spin-off;

- repurchase of its own shares at a price higher than the market price; or

- distribution of an exceptional dividend.

which the Company may carry out after the issue of the Bonds, the maintaining of the Bondholders' rights will be ensured by means of an adjustment of the conversion and/or exchange ratio of the shares (the "Conversion/Exchange Ratio") up to the maturity date or early redemption date, in accordance with the provisions set out below.

In the event of adjustments carried out in accordance with paragraphs (1) to (8) below, the new Conversion/Exchange Ratio will be rounded to the nearest thousandth (with 0.0005 being rounded upwards, *i.e.*, 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion/Exchange Ratio. However, because the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional entitlements will be settled as specified below (see paragraph 2.6.7.5 "Treatment of Fractional Entitlement").

1. In the event of a financial transaction conferring listed preferential subscription rights, the new Conversion/Exchange Ratio of shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right} + \text{price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris S.A. (or, in the absence of a listing by Euronext Paris S.A., on any other regulated or similar market on which the share and subscription right are both listed) on each stock exchange trading day falling in the subscription period during which the share ex-subscription right and the subscription right are simultaneously quoted.

2. In the event of an increase in share capital by capitalization of reserves, profits or share premiums and distribution of free shares, or by the subdivision or consolidation of shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by the following formula:

$$\frac{\text{Number of shares existing after the transaction}}{\text{Number of shares existing before the transaction}}$$

3. In the event of an increase in share capital by means of a capitalization of reserves, profits or share premiums effected by increasing the nominal value of the shares, the Conversion/Exchange Ratio will not be adjusted but the nominal value of the shares which may be delivered to Bondholders exercising their Conversion/Exchange Right will be increased accordingly.

4. In the event of a distribution of reserves or premiums in the form of cash or portfolio securities, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution}}{\text{Share price before distribution less the cash amount distributed per share or the value of the securities distributed in relation to each share}}$$

For the purposes of calculating this formula:

- the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on Euronext Paris S.A. (or, in the absence of a listing by Euronext Paris S.A., on any other regulated or similar market on which the shares are listed) for twenty consecutive stock exchange trading days on which the shares are quoted chosen by the Company from the forty stock exchange trading days preceding the date of distribution;

- should the securities be listed within the forty days following distribution, the price of the securities distributed per share shall be determined on the basis of the average of the opening prices quoted on the regulated or similar market for twenty consecutive stock exchange trading days on which the shares are quoted, chosen by the Company from the forty stock exchange trading days following the date of distribution; and

- in any other case, the price of the securities distributed per share shall be determined by an independent expert of international reputation chosen by the Company.

5. In the event of a free distribution of financial instrument(s) other than shares of the Company, the new Conversion/Exchange Ratio will be determined as follows:

   (a) if the right to free distribution of financial instrument(s) is listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex-right to the free distribution} + \text{price of the free distribution right}}{\text{Price of the share ex-right to the free distribution}}$$

   For the purposes of calculating this formula, the prices of the share ex-right to the free distribution and of the right to the free distribution will be determined on the basis of the average of the opening listed prices quoted on Euronext Paris S.A. (or, in the absence of a listing by Euronext Paris S.A., on any other regulated or similar market on which the share and right to the free distribution are both listed) of the share and the right to the free distribution on the first ten stock exchange trading days on which the share and the right to the free distribution are simultaneously

listed. In the event that this calculation were to result from less than five quotations, the calculation must be validated or made by an independent expert of international repute chosen by the Company.

(b) if the right to the free distribution of financial instrument(s) is not listed on Euronext Paris S.A., by multiplying the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by the following formula:

$$\frac{\text{Price of the share ex-right to the free distribution + the value of the financial instrument(s) allotted with respect to each share}}{\text{Price of the share ex-right to the free distribution}}$$

For the purposes of calculating this formula, the prices of the shares ex-right to the free distribution and of financial instrument(s) attached to each share, if the latter are quoted on a regulated or similar market, will be determined on the basis of the average of the opening prices quoted on ten consecutive stock exchange trading days following the date of distribution of such financial instrument(s) during which the shares and the allotted financial instrument(s) are simultaneously listed. If the financial instrument(s) are not listed on a regulated or similar market, their value will be determined by an independent expert of international repute chosen by the Company.

6. In the event that the Company is taken over by another company (*absorption*) or is merged with one or more companies forming a new company (*fusion*) or is spun-off (*scission*), the Bonds will be convertible and/or exchangeable into shares of the acquiring or new company or of the beneficiary companies of a spin-off.

The new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by reference to the ratio of exchange of shares in the Company against the shares of the acquiring or new company or the beneficiary companies of a spin-off.

These companies will be substituted for the Company for the purposes of the above provisions aimed at preserving the rights of Bondholders, where applicable, in the case of financial transactions or transactions in securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

7. In the event of a repurchase by the Company of its own shares at a price higher than the market price, the new Conversion/Exchange Ratio shall be determined by multiplying the Conversion/Exchange Ratio in effect before the commencement of the repurchase by the following ratio, calculated to the nearest hundredth of a share:

$$\frac{\text{Share price + Pc\% x (Repurchase price - Share price)}}{\text{Share price}}$$

Where:

- "Share price" means the average of the opening quoted price of the Company's share over 10 consecutive stock exchange trading days chosen from the 20 stock exchange trading days preceding the repurchase (or the option to repurchase).

- "Pc%" means the percentage of capital repurchased.

- "Repurchase price" means the actual price at which the shares are repurchased (by definition, this will be higher than the market price).

8. Distribution of exceptional dividends

If the Company pays out an Exceptional Dividend (as defined below) the new Conversio n/Exchange Ratio of shares will be calculated as set out below.

For the purposes of this paragraph (8), the term "Exceptional Dividend" means any dividend paid in cash or in kind to shareholders, where the total amount of this dividend (without taking tax credits into account) (the "Relevant Dividend") and of all other cash dividends or dividends in kind paid to shareholders during the same accounting period of the Company (without taking into account any applicable tax credits) ("Previous Dividends") represents a Ratio of Distributed Dividends (as defined below) of over 4%.

As used in the previous sentence, the "Ratio of Distributed Dividends" is the sum (expressed in percentage terms) of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the Company's market capitalization. The relevant market capitalization used to calculate each amount being equal to the product of (x) the closing price of the Company's shares on Euronext Paris S.A. on the trading day preceding the date the Relevant Dividend is distributed or the date the Previous Dividends are distributed and (y) the number of shares existing when trading closes on the relevant stock exchange. Any dividends or fractions of dividends leading to an adjustment of the Conversion/Exchange Ratio of the shares by virtue of paragraphs (1) to (7) above will not be taken into account for the purpose of this clause. The formula to calculate the new Conversion/Exchange Ratio of the shares in the event of payment of an Exceptional Dividend is as follows:

$$NRA = RA \times (1 + RDD - 2\%)$$

where:

- NRA is the new Conversion/Exchange Ratio of the shares;
- RA means the last Conversion/Exchange Ratio of the shares in effect before the distribution of the Relevant Dividend; and
- RDD means the Ratio of Distributed Dividends as defined above.

Any dividend (as the case may be, reduced by a fraction of the dividend needed to calculate the new Conversion/Exchange Ratio for the shares in accordance with paragraphs (1) to (7) above) paid between the payment date of a Relevant Dividend and the end of the same accounting period of the Company will lead to an adjustment using this formula:

$$NRA = RA \times (1 + RDD)$$

where:

- NRA is the new Conversion/Exchange Ratio of the shares;
- RA is the last Conversion/Exchange Ratio of the shares in effect before the distribution of the additional dividend; and
- RDD means the ratio obtained by dividing (i) the sum of the additional dividend (net of any part of such dividend giving rise to adjustment of the Conversion/Exchange Ratio of shares under paragraphs (1) to (7) above) without taking into account any applicable tax credits, by (ii) the market capitalization of the Company, being the product of (x) the closing price of the Company's shares on Euronext Paris S. A. on the trading day preceding the date the additional dividend

is distributed and (y) the number of shares of the Company existing when trading closes on the relevant stock exchange.

Should the Company proceed with transactions for which no adjustment would have been made pursuant to paragraphs (1) to (8) above and should further enactment or regulation provide for an adjustment, the Company shall then proceed with such adjustment according to applicable enactment or regulation and with relevant French market practice.

The Board of Directors shall disclose the figures and the methods used as well as the results of any adjustment in the annual report following such adjustment.

2.6.7.4 Publication of Information in the Event of an Adjustment

In the event of an adjustment, Bondholders will be notified of the new Conversion/Exchange Ratio by a notice published in the *Bulletin des Annonces légales obligatoires*, in a financial paper having a general circulation in France and in a notice to be issued by Euronext Paris S.A.

2.6.7.5 Treatment of Fractional Entitlement

Each Bondholder exercising its Conversion/Exchange Right under the Bonds may receive a number of shares of the Company calculated by multiplying the total number of Bonds presented on any one day by the Conversion/Exchange Ratio in effect on such day.

If the number of shares thus calculated is not a whole number, the Bondholder may request the delivery of:

- either the nearest whole number of shares immediately less than its entitlement; in which case the Bondholder will receive from the Company a cash payment equal to the value of such fractional share, calculated on the basis of the opening share price on the market on the last stock exchange trading day of the exercise period during which the shares of the Company were quoted;

- or the nearest whole number of shares immediately greater than its entitlement, provided that, in such case, such Bondholder pays to the Company an amount equal to the value of the additional fraction of the share requested, calculated as set out in the preceding paragraph.

2.6.8 Notice to Bondholders

In the event of a transaction carrying preferential subscription rights for the shareholders, the Bondholders will be notified prior to the commencement of such transaction by a notice published in the *Bulletin des Annonces légales obligatoires*, in a financial paper having a general circulation in France and in a notice to be issued by Euronext Paris S.A.

2.6.9 Effect of Conversion and/or Exchange on Existing Shareholders

The information provided below, together with the terms and conditions of the transaction, will be included in the additional report (*rapport complémentaire*) prepared in accordance with Articles 155-2 and 155-3 of the French Decree of March 23, 1967. This additional report, together with the additional report of the statutory auditors, will be made available to shareholders at the registered office of the Company during the periods required by French law and will be brought to their attention at the next general shareholders' meeting.

For information purposes, and assuming that all the Bonds issued are converted into new shares of the Company, the effect of this conversion would be as follows:

1) The effect of the issue and the conversion of the Bonds on the holding of a shareholder with a 1% interest in the Company's share capital prior to the issue and who does not subscribe to the Bonds (such calculation being made on the basis of the number of shares making up the share capital as of December 31, 2003) would be as follows:

	Holding (%)
Before the issue of the Bonds	1
After the conversion of 16,000,000 Bonds [(1)]	0.88
After the conversion of 18,110,236 Bonds [(2)]	0.86

(1) *Before the exercise of the over-allotment option described under paragraph 2.2.1.1 "Number and Nominal Value of the Bonds".*

(2) *After the exercise of the over-allotment option described under paragraph 2.2.1.1 "Number and Nominal Value of the Bonds".*

2) The effect of the issue and conversion of the Bonds on the portion of the consolidated shareholders' equity on December 31, 2003 for the holder of one share of the Company would be as follows:

	Portion of the consolidated shareholders' equity (euros per share)
Before the issue of the Bonds	2.65
After the conversion of 16,000,000 Bonds [(1)]	3.88
After the conversion of 18,110,236 Bonds [(2)]	4.03

(1) *Before the exercise of the over-allotment option described under paragraph 2.2.1.1 "Number and Nominal Value of the Bonds".*

(2) *After the exercise of the over-allotment option described under paragraph 2.2.1.1 "Number and Nominal Value of the Bonds".*

2.7 SHARES DELIVERED UPON EXERCISE OF THE CONVERSION /EXCHANGE RIGHT

2.7.1 Rights Attached to the Shares to be Delivered

2.7.1.1 New Shares to be Issued on Conversion

Shares issued upon conversion of the Bonds shall be subject to all provisions of the Company's by-laws (*statuts*) and will carry full rights as of the first day of the fiscal year in which the conversion takes place. Such shares will give holders the right, in respect of such fiscal year and the following fiscal years, to the same dividend (on the basis of the same nominal value) as that paid in respect of other shares with equivalent dividend rights. As a result, they will be fully assimilated to such shares from the date of payment of the dividend relating to the preceding fiscal year, or if none were distributed, following the annual general meeting called to approve the accounts of that fiscal year.

2.7.1.2 Existing Shares Resulting from Exchange

Shares delivered upon exchange of the Bonds shall be existing ordinary shares carrying full rights immediately so that they will carry, to the benefit of their holders, from delivery, all the rights attached to the shares, provided that in the event the shares lose their right to dividends between the date of exchange and the delivery date, Bondholders shall not be entitled to the dividend nor to any compensation therefore.

2.7.1.3 General Provisions

Each new or existing share gives right to an interest in the Company's assets, profits and liquidation surplus, in proportion to the portion of the share capital represented by such share, taking into account, as the case may be, whether any share capital has been redeemed or not, whether the shares have been fully paid up or not, the nominal amount of shares and the right attached to shares of different categories.

Such shares are also subject to the provisions of the by-laws (*statuts*).

Dividends which have not been claimed five years after their payment are statute barred and become the property of the French State.

2.7.2 Transferability of the Shares

No provision in the by-laws (*statuts*) limits the transferability of the shares of the Company.

2.7.3 Nature and Form of the Shares

The shares shall be either in registered or bearer form at the option of the shareholder.

Whatever their form, the shares are required to be registered in accounts (*inscrites en compte*) maintained by the Company or its agent and/or an authorized intermediary. The rights of each holder will thus be represented by an entry of its name in an account maintained by Crédit Agricole Investor Services Corporate Trust, in the case of fully registered shares, and by the intermediary of the holder's choice, in the case of administered registered shares and bearer shares.

Pursuant to Article L. 225-123 of the French Commercial Code, a double voting right is conferred to all fully paid shares for which one shareholder may allege a nominative inscription dating back at least four years under the same shareholder name and to all shares issued from those titles.

2.7.4 Taxation of Allotted Shares

Under the current state of legislation, the taxation would be as follows.

The investor's attention is drawn to the fact that the French Financial Act for 2004 (n° 2003-1311 of December 30, 2003) has reformed the taxing conditions of dividends distributions and that in particular it has definitively upheld, with effect from January 1, 2005, the tax credit attached to the dividends as well as the equalization tax *(précompte).*

Investors are invited to consult their own tax adviser in order to evaluate the consequences of their investment with respect to their particular situation.

1. Residents of France for Tax Purposes

a. Individuals holding securities as part of their private assets and who do not regularly engage in stock market transactions

(i) Dividends

Dividends paid until December 31, 2004

Dividends including, where applicable, the dividend tax credit (*avoir fiscal*) equal to 50% of the dividends, are subject as securities income to income tax at a progressive rate in respect of the year during which they are received. The dividend tax credit

(*avoir fiscal*) may be set off against the global income tax amount that is payable or, as the case may be, it may be refunded to the taxpayer.

The taxation of dividends is made after the deduction of an annual allowance of 2,440 euros for married couples subject to joint taxation and for other couples subject to joint taxation with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (*pacte civil de solidarité*), defined in Article 515-1 of the French Civil Code, takes place, and 1,200 euros for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Additionally, dividends including, where applicable, the dividend tax credit (*avoir fiscal*) but before the deduction of the 2,440 euros or 1,220 euros allowance mentioned above are currently subject to:

- the 7.5% general social contribution, 5.1% of which are deductible from the global taxable income of the year of payment of the dividend;
- the 2% social levy, non-deductible from the income tax basis;
- the 0.5% social debt repayment contribution, non-deductible from the income tax basis; and
- a 0.3% contribution payable in addition to the social levy.

Dividends paid as from January 1, 2005

Pursuant to the French Financial Act for 2004, dividends, which are distributed from January 1, 2005 on, to a shareholder who is a natural person, will benefit from a discount of up to 50% of the amount of the dividends paid.

Dividends currently benefit from an annual allowance of 2,440 euros for married couples subject to joint taxation and for other couples subject to joint taxation with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (*pacte civil de solidarité*), defined in Article 515-1 of the French Civil Code, takes place, and 1,220 euros for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Shareholders who are natural persons and reside in France will benefit from a tax credit equivalent to 50% of the effectively received dividend. Dividends currently benefit from an annual allowance of 230 euros for married couples subject to joint taxation and for other couples subject to joint taxation with effect from the income assessment in respect of the year in which the third anniversary of the registration of a union agreement (*pacte civil de solidarité*), defined in Article 515-1 of the French Civil Code, takes place and 115 euros for single persons, widows or widowers, divorcees or married persons subject to separate taxation. The tax credit will apply to the income tax of the year during which the dividends are received. The tax credit attached to dividends is deductible from the total amount of income tax payable, or subject to reimbursement if it exceeds the amount of income tax.

In addition, dividends, before any deduction, are subject to:

- a general social contribution of 7.5%, of which 5.1% is deductible from the taxable income of the following year;
- a social levy of 2%;
- a social debt repayment contribution of 0.5%; and
- a 0.3% contribution payable in addition to the social levy.

(ii) Capital Gains

Capital gains realized by individuals will be subject to income tax, from the first euro, where the aggregate amount of dispositions of securities per tax household for the calendar year exceeds the threshold of 15,000 euros per year, at the effective rate of 26.3%:

- 16% corresponding to the income tax;
- 7.5% corresponding to a general social contribution;
- 0.5% corresponding to a social debt repayment contribution;
- 2% corresponding to a social levy; and
- 0.3% contribution payable in addition to the social levy.

Capital losses incurred in one year can be set off only against capital gains of the same type realized in the same year or during the ten following years if, for the year in which capital losses are incurred, the above-mentioned threshold of 15,000 euros is exceeded.

(iii) Wealth Tax

The shares held by individuals are included in their taxable assets, and, where applicable, are subject to wealth tax (*impôt de solidarité sur la fortune*).

(iv) Duties on Inheritance and Gifts

The shares acquired through inheritance or gifts are subject to the French rules applicable to duties on inheritance and gifts.

b. Legal entities subject to corporate tax (standard regime)

(i) Dividends

Dividends accrued on Bonds over the fiscal year are included in taxable income and are subject to corporate tax at the rate of 33.33%. In addition, a surcharge equal to 3% of the corporate tax and a social contribution of 3.3% of the amount of the corporate tax exceeding 763,000 euros per twelve month period are also applicable.

However, with respect to entities that have a turnover of less than 7,630,000 euros and whose share capital is fully paid-up and of which at least 75% is held continuously by individuals or by an entity meeting all of these requirements, the corporate tax rate is set, within the limit of 38,120 euros of the taxable income for every twelve month period, at 15%. In addition, these companies are exempt from the 3.3% social contribution mentioned above.

Under certain conditions, dividends received by legal entities holding at least 5% of the capital of the paying company may, upon option, be tax exempted (notwithstanding the portion of expenses incurred by the company during the fiscal year, which may not exceed 5% of the dividends, tax credit included), pursuant to the provisions of the parent company tax regime (*régime des sociétés mères et filiales*) described in Articles 145 and 216 of the French General Tax Code.

(ii) Capital Gains

Transfers of shares are subject to corporate tax at the rate of 33.33% (or where applicable, at the rate of 15% with a limit of 38,120 euros for a twelve month period for companies meeting the requirements set forth above), increased by an additional contribution equal to 3% and where applicable, the social contribution of 3.3% mentioned above.

However, capital gains arising from the transfer of equity participations are eligible for the long-term capital gains regime provided that they have been held for at least two years at the time of their disposal and a special reserve of long-term capital gains is booked, and are taxable at the rate of 19% (or, where applicable, at the rate of 15% with a limit of 38,120 euros for a twelve month period for companies meeting the requirements set forth above), increased by an additional contribution equal to 3% and where applicable, the social contribution of 3.3% mentioned above.

Shares in companies which are accounted for as equity participations, and subject to certain conditions, shares purchased pursuant to a public cash tender offer or exchange offer and shares which benefit from the parent company tax regime (*régime des sociétés mères et filiales*) as well as shares whose acquisition price is at least equal to 22,800,000 euros and which satisfy the requirements to benefit of the parent company tax regime (save for the 5% threshold requirement) are considered to be equity participations.

Long-term capital losses resulting from transfers may be charged against similar capital gains of the fiscal year or the next ten fiscal years.

2. *Non-Residents*

(i) Dividends

Dividends distributed by companies having a registered office in France are subject to a withholding tax of 25% when the tax domicile or registered office of the beneficiary is outside France.

Under certain conditions, under the applicable international tax treaties or pursuant to Article 119 *ter* of the French General Tax Code, this withholding tax may be reduced or even eliminated.

Moreover, the dividend tax credit (*avoir fiscal*) may possibly be transferred or, failing that, the equalization tax (*précompte*) may be refunded to the non-resident beneficiary pursuant to these treaties, subject to the provisions of domestic French law that provide for the repeal of these mechanisms, as mentioned above.

According to the French tax administration, dividends from a French source paid to persons who do not have a tax domicile or registered office in France and giving right to transfer the tax credit pursuant to a tax treaty for the avoidance of double taxation shall only be subject to withholding tax at the reduced rate provided for in the treaty (Instruction nr. 4-J-94, dated May 13, 1994).

The tax administration has not yet clarified the exact conditions under which the withholding tax shall apply to the dividends paid from January 1, 2005 on, when this withholding tax is reduced to a lower rate pursuant to a tax treaty.

It is recommended that non-resident investors seek the advice of their counsel for the details of the implementation of the reduced-rate withholding tax provided for by the tax treaties.

(ii) Capital Gains

Subject to more favorable provisions of any applicable tax treaty, capital gains arising from the disposal of shares by individuals or corporate entities who are not residents of France, within the meaning of Article 4 B of the French General Tax Code, for tax purposes or whose registered office is located outside France (and not having a permanent establishment or fixed base in France as part of whose assets the shares are recorded) and which have not held at any time directly or indirectly, alone or together with the members of their family, more than 25% of the profits of the company during the five years preceding the disposal, are not subject to French tax.

(iii) Wealth Tax

Subject to more favourable provisions of an applicable tax treaty, wealth tax (*impôt de solidarité sur la fortune*) does not apply to the company's shares which are held by individuals domiciled outside of France, within the meaning of Article 4 B of the French General Tax Code, and who directly or indirectly hold less than 10% of the share capital of the company.

(iv) Duties on Inheritance and Gifts

Under French law, securities issued by French companies and acquired by way of inheritance or gift by an individual not residing in France, are subject to duties on inheritance and gifts. France has entered into treaties with some countries so as to avoid double taxation for inheritance and gifts, which allow for persons residing in these countries, under certain conditions, to be exempted from duties on inheritance and gifts, or to be granted a tax credit.

Potential investors are encouraged to consult, as soon as possible, their advisors regarding their obligations in respect of duties on inheritance and gifts for their interest in the Company, and the conditions for being exempted from duties on inheritance and gifts in accordance with tax treaties entered into with France.

2.7.5 Listing of New Shares

Application will be made periodically to list any new shares issued as a result of conversion on the *Premier Marché* of Euronext Paris S.A. Existing shares that have been exchanged shall be immediately tradable on the market.

2.7.5.1 Assimilation of New Shares

The Company's shares are quoted on the *Premier Marché* of Euronext Paris S.A. (Code ISIN: FR0000034639).

The Company's shares are admitted to the Deferred Settlement System (*Système de Règlement Différé (SRD)*).

Application will be made periodically to list for trading the new shares issued as a result of conversion on the *Premier Marché* of Euronext Paris S.A. based on the date from which they carry full rights either directly on the same line with the existing shares or, initially, on a second line.

2.7.5.2 Other Markets and Places of Listing

The shares of the Company have also been listed in the United States of America as American Depositary Receipts (ADR), under the code number 02209U108.

The shares of the Company are not listed on any other stock exchange.

CHAPTER III
GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL

The information presented in this chapter can also be found in the reference document (*document de référence*) registered with the *Autorité des marchés financiers* on June 7, 2004, under the number R04-0106. This information is still accurate at the date of the present prospectus.

CHAPTER IV

INFORMATION CONCERNING THE ACTIVITY OF THE COMPANY

The information presented in this chapter can also be found in the reference document (*document de référence*) registered with the *Autorité des marchés financiers* on June 7, 2004, under the number R04-0106. This information is still accurate at the date of the present prospectus.

CHAPTER V

ASSETS, FINANCIAL POSITION AND RESULTS

The information presented in this chapter can also be found in the reference document (*document de référence*) registered with the *Autorité des marchés financiers* on June 7, 2004, under the number R04-0106. This information is still accurate at the date of the present prospectus.

CHAPTER VI

ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES

The information presented in this chapter can also be found in the reference document (*document de référence*) registered with the *Autorité des marchés financiers* on June 7, 2004, under the number R04-0106. This information is still accurate at the date of the present prospectus.

CHAPTER VII

INFORMATION ON RECENT DEVELOPMENTS AND OUTLOOK

The information presented in this chapter can also be found in the reference document (*document de référence*) registered with the *Autorité des marchés financiers* on June 7, 2004, under the number R04-0106. This information is still accurate at the date of the present prospectus, subject to the following updates.

Implementation of a new stock option plan

During its meeting of June 29, 2004, the Board of Directors of the Company decided to implement a stock option plan for a maximum of 2,800,000 shares with an exercise price of 9.37 euros per share, pursuant to the provisions of the 16th resolution of the mixed general shareholders' meeting of June 28, 2004. The potential dilution as a result of this issue represents 2.45% of the share capital as of December 31, 2003. Among the 2,800,000 shares, 80,000 were attributed to directors and 510,000 to the first 10 beneficiaries. The options thus attributed are exercisable from June 30, 2008 until June 29, 2012.

Adoption of the resolutions of the mixed general shareholders' meeting of June 28, 2004

All the resolutions tabled to shareholders during the annual general shareholders' meeting held on June 28, 2004 were adopted.

The maximum nominal amount of securities representing debt and giving rights to participate in the share capital of the Company which are likely to be issued as a result of the delegation to the Board of Directors under the 13th resolution of the general shareholders' meeting is 400,000,000 euros. After having noted that the text of the 13th resolution of the annual general shareholders' meeting which appeared in the notice of the meeting published on page 15528 onwards in the *Bulletin des Annonces légales obligatoires* on May 28, 2004 quoted a maximum nominal amount of 15,000,000 euros, the Board of Directors met on June 28, 2004 prior to the annual general shareholders' meeting in order to rectify this material error and amend the text of the 13th resolution in order to set the maximum nominal amount at 400,000,000 euros.

Litigation

All relevant conflicts in which the Group is currently involved are listed in paragraph 8.2.5.4 of the annex to the consolidated accounts starting on page 98 of the reference document (*document de référence*).

According to several recently published articles, the former CFO of the group, Mr. Alain Rougagnou, is said to have been charged and taken into temporary custody, in relation to an investigation initiated in January 2003.

In addition, another member of the group is said to have been charged and put under judicial control, in relation to the same investigation.

The Company would like to stress the fact that Mr. Rougagnou resigned from all his duties and mandates and left the group in April 2003.

According to several recently published articles, Mr. Frédéric Bonan, former Chief Executive Officer of the Company, and Mr. Christian Dauprat, former employee of the Company, were also said to have been charged in relation to an investigation initiated in January 2003.

The decisions of the investigating judge fall within the normal progress of the proceedings, in which Altran is a civil party.

Within the context of this proceeding, the possibility of other future investigations, complaints or charges involving, in particular, employees or representatives of the Company, or the possibility that the Company itself is one day involved in such proceedings cannot be excluded.

Page 100 of the 2003 reference document (*document de référence*) indicates that in Switzerland, the Company was involved in preliminary legal proceedings against the former managers of one of its subsidiaries in order to recover from the latter, in particular, earn-outs which were overly paid during the previous fiscal years. The Company has now initiated two suits, criminal and civil, in order to recover the above earn-outs.

File n° 82-5164

RECEIVED
2004 JUL 26 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT 5

ALTRAN TECHNOLOGIES

PRESS RELEASE

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION 98-07 OF THE FRENCH "COMMISSION DES OPERATIONS DE BOURSE".

SUCCESS OF THE OFFERING BY ALTRAN TECHNOLOGIES OF BONDS CONVERTIBLE AND /OR EXCHANGEABLE FOR NEW OR EXISTING SHARES (OCEANE)

Paris, 1 July 2004 - The issue launched today by ALTRAN TECHNOLOGIES this 1 July 2004 has been a large success. The Offer to institutional investors has been five-time over-subscribed.
The bonds convertible into and/or exchangeable for new or existing ALTRAN TECHNOLOGIES shares pay a 3.75% coupon and mature on January 1, 2009 (the "Bonds"'). They have a EUR 12.70 nominal value each, representing a premium of 30.4% over the reference price of the issue, defined as the volume weighted average price (vwap) of an ALTRAN TECHNOLOGIES share from the opening of the trading day on July, 1 2004 to the time the final terms of the Bonds are determined, for an aggregate principal amount of EUR 203,200,000. The offering size may be increased to a maximum of EUR 230 million in the event the over-allotment option granted to the Lead-Manager and Bookrunner is exercised in full.

The French *Autorité des marches financiers* (the "AMF") has granted a visa n° 04-646 dated July 1, 2004 on the prospectus relating to the offering. Subscription by the public in France shall be open from July 2, 2004 to July 6, 2004.

ALTRAN TECHNOLOGIES specifies that the issue aims to reinforce the financial structure of the company. This transaction will allow ALTRAN TECHNOLOGIES to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity.

The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of this convertible bond on December 31, 2003 amounted EUR 427 million, of which EUR 72 million are, at such date, directly held by the Group and were cancelled during the first half of 2004, *i.e.* a residual amount of EUR 355 million.

*

* *

The Bonds are being placed by CALYON acting as Lead-Manager and Bookrunner.

Contacts

ALTRAN TECHNOLOGIES

Eric ALBRAND Chief Financial Officer	Tel	+ 33 1 44 09 54 12
Laurent DUBOIS Head of Investor Relations	Tel	+ 33 1 44 09 54 12

e-mail : comfi@altran.net

site internet : www.altran.net

ALTRAN TECHNOLOGIES

Principal terms and conditions

Issuer	ALTRAN TECHNOLOGIES (the "Company") (Premier Marché of Euronext Paris – ISIN Code for the shares FR0000034639)
Use of proceeds	The issue aims to reinforce the financial structure of the Company. This transaction will allow the Company to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity. The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of these convertible bonds on December 31, 2003 amounted EUR 427 million, of which EUR 72 million are, at such date, directly held by the Group and were cancelled during the first half of 2004, *i.e.* a residual amount of to 355 million euros.
Total nominal value of the issue	EUR 203,200,000; may be increased to a maximum of EUR 230 million if the over-allotment option granted to the Lead-Manager and Bookrunner is exercised in full.
Number of Bonds to be issued	Between 16,000,000 and 18,110,236 Bonds if the over-allotment option granted to the Lead-Manager and Bookrunner is exercised in full.
Nominal value per Bond	The nominal value of the Bonds has been fixed at EUR 12.70 which includes a premium of 30.4% over the volume weighted average price (VWAP) of an ALTRAN TECHNOLOGIES share on the *Premier Marché* of Euronext Paris S.A. from the opening of Euronext Paris S.A. of July 1, 2004 to the time the final terms of the Bonds were determined.
Issue price	The Bonds will be issued at par, *i.e.* EUR 12.70 per Bond payable in full on the settlement date of the Bonds.
Issue date and settlement date	Expected to be July 9, 2004.
Annual interest	3.75% per annum, payable annually in arrears on January 1 (or, if this date is not a business day, the immediately following business day). The first payment will be made on January 1, 2005 on a *prorata temporis* basis.
Term of the Bonds	4 years and 176 days from the expected settlement date of the Bonds.
Redemption at maturity	Redemption in full on January 1, 2009 at par (or, if this date is not a business day, the immediately following business day).
Annual gross yield to maturity	3.75% as at the settlement date (in the absence of conversion and/or exchange into shares and in the absence of redemption prior to maturity).
Rating	The Bonds have not been the subject of a rating request.

Conversion and/or exchange of the Bonds for new and/or existing shares

The bondholders may request the attribution of shares at any time from the settlement date, July 9, 2004, until the seventh business day preceding the redemption at maturity or the early redemption, at a rate of ONE share of the Company for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company.

The Company may, at its option, deliver new and/or existing Shares.

Intentions of principal shareholders

Alexis Kniazeff and Hubert Martigny, who held together, directly or indirectly, 18.48% of the share capital and 28.92% of the voting rights of the Company at December 31, 2003, expressed their intention not to subscribe for Bonds.

Early redemption at the Company's option

Possible, at the sole option of the Company:

- for all or part of the Bonds, at any time, by means of purchases on or off the stock exchange or by means of a public offer;
- for all the Bonds outstanding from July, 1 2007 until December 31, 2008, subject to one-month notification period:
  - at an early redemption price equal to par value, increased by interest from the last interest payment date before the early redemption date to the effective redemption date (the "Early Redemption Price"), and
  - if the product of (a) the share conversion/exchange ratio in effect and (b) the average of the closing price of the shares of the Company on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected by the Company from among the 40 consecutive stock exchange trading days during which the shares are listed preceding the date of publication of the notice announcing such early redemption, exceeds 130% of the nominal value of the Bonds;
- for all the remaining Bonds outstanding prior to maturity, at any time, at the Early Redemption Price, if less than 10% of the Bonds issued remain outstanding.

Early redemption in the event of default

The Bonds will be redeemable in accordance with the conditions set out in the prospectus submitted to the *visa* of the *AMF*.

Subscription period

The offer to institutional investors (including qualified investors) took place on July 1, 2004.

The offer to the public in France shall be open from July 2, 2004 to 6 July, 2004, both dates inclusive.

Listing of the Bonds	Expected to be on July 9, 2004 on the *Premier Marché* of Euronext Paris S.A. (ISIN Code of the Bonds: FR0010100073).
Applicable Law	French law.

The placement of the Bonds is lead managed by:

CALYON

Lead-Manager and Bookrunner

A prospectus (*prospectus*), comprising the reference document (document de reference) registered with the AMF on June 7, 2004 under number R. 04-0106 and the Note d'Opération, has received from the AMF a visa number 04-646 dated July 1, 2004, bearing the warning (*avertissements*) below.

Copies are available free of charge at the offices of CALYON and at the headquarters of ALTRAN TECHNOLOGIES, 58 boulevard Gouvion Saint-Cyr, 75017 Paris, as well as on the websites of ALTRAN TECHNOLOGIES (www.altran.net) and of the AMF(www.amf-france.org).

Avertissements

"The *Autorité des marchés financiers* draws the attention of the public on the following :

- the particular characteristics of the financial instruments described in this prospectus. Governed by articles L.288-91 and subsequent of the French *Code de commerce*, they do not present certain of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest 30 calendar days before the redemption date) and the seventh business day preceding the date set for such redemption;

- Paragraphs 3.4 and 8.2.5.4 of the *document de référence* which relate to the group's risk factors and litigation

- In the context of their report on the consolidated accounts for the year ended 31 December 2003, the auditors have made certain observations described in notes 3.4, 4.10 and 4.13.4 of the annex regarding the correction of errors and related pro forma information, ongoing negotiations relative to medium term borrowing, and changes in the way employee shareholding is presented, respectively. "

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING ("*APPEL PUBLIC À L'ÉPARGNE*") NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING. THE OFFER AND SALE OF THE BONDS IN FRANCE HAS FIRST BEEN CARRIED OUT IN ACCORDANCE WITH ARTICLE L.411-2 OF THE "*CODE MONÉTAIRE ET FINANCIER*" AND IN ACCORDANCE WITH DECREE NO. 98-880 OF OCTOBER 1, 1998 RELATING TO QUALIFIED INVESTORS.*

THE AMF HAVING GRANTED ITS VISA ON THE PROSPECTUS RELATING TO THIS OFFER, THE OFFER WILL BE OPEN TO THE PUBLIC IN FRANCE DURING A PERIOD OF THREE TRADING DAYS.

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON (AS DEFINED IN "REGULATION S" OF THE "SECURITIES ACT OF 1933"), EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS

ALTRAN TECHNOLOGIES

OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION ACTIVITES, IF ANY, WILL BE CONDUCTED IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS.

STABILISATION/FSA

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.

ALTRAN TECHNOLOGIES

PRESS RELEASE

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION 98-07 OF THE FRENCH "COMMISSION DES OPERATIONS DE BOURSE".

OFFERING BY ALTRAN TECHNOLOGIES OF BONDS CONVERTIBLE AND /OR EXCHANGEABLE FOR NEW OR EXISTING SHARES (OCEANE)

ALTRAN TECHNOLOGIES launched today an offering of bonds convertible and/or exchangeable for new or existing ALTRAN TECHNOLOGIES shares (the "Bonds") for an initial amount of EUR 203,200,000, which may be increased to a maximum of EUR 230 million in the event the over-allotment option granted to the Lead-Manager and Bookrunner is exercised in full.

The nominal value of the Bonds has been fixed at EUR 12.70, which includes a premium of 30.4% over the reference price of the issue, defined as the volume weighted average price (vwap) of an ALTRAN TECHNOLOGIES share from the opening of the trading day on July, 1 2004 to the time the final terms of the Bonds are determined. The interest rate has been fixed at 3.75% per annum. The redemption in full will be at par on January,1 2009.

ALTRAN TECHNOLOGIES specifies that the issue aims to reinforce the financial structure of the company. This transaction will allow ALTRAN TECHNOLOGIES to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity.

The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of this convertible bond on December 31, 2003 amounted to EUR 427 million, of which EUR 72 million are, at such date, directly held by the Group and were cancelled during the first half of 2004, *i.e.* a residual amount of EUR 355 million.

*

* *

This offering does not constitute a public offering (*appel public à l'épargne*) in any jurisdiction other than France, under the following conditions.

In France, the Bonds, initially offered to qualified investors only as defined by article L.411-2 of the *Code monétaire et financier* and by Decree no. 98-880 of October 1, 1998, will be offered to the public in France for three trading days after receipt of a visa from the *Autorité des marchés financiers* ("*AMF*").

The Bonds are being placed by CALYON acting as Lead-Manager and Bookrunner.

Contacts

ALTRAN TECHNOLOGIES

Eric ALBRAND Head of Financial Department	Tel	+ 33 1 44 09 54 12
Laurent DUBOIS Head of Investor Relation Department	Fax	+ 33 1 44 09 54 12

e-mail : comfi@altran.net

site internet : www.altran.net

A04177334

ALTRAN TECHNOLOGIES

Principal terms and conditions

Issuer	ALTRAN TECHNOLOGIES (the "Company") (Premier Marché of Euronext Paris – ISIN Code for the shares FR0000034639)
Use of proceeds	The issue aims to reinforce the financial structure of the Company. This transaction will allow the Company to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity. The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of these convertible bonds on December 31, 2003 amounted to EUR 427 million, of which EUR 72 million are, at such date, directly held by the Group and were cancelled during the first half of 2004, *i.e.* a residual amount of to 355 million euros.
Total nominal value of the issue	EUR 203,200,000; may be increased to a maximum of EUR 230 million if the over-allotment option granted to the Lead-Manager and Bookrunner is exercised in full.
Number of Bonds to be issued	Between 16,000,000 and 18,110,236 Bonds if the over-allotment option granted to the Lead-Manager and Bookrunner is exercised in full.
Nominal value per Bond	The nominal value of the Bonds has been fixed at EUR 12.70 which includes a premium of 30.4% over the volume weighted average price (VWAP) of an ALTRAN TECHNOLOGIES share on the *Premier Marché* of Euronext Paris S.A. from the opening of Euronext Paris S.A. of July 1, 2004 to the time the final terms of the Bonds were determined.
Issue price	The Bonds will be issued at par, *i.e.* EUR 12.70 per Bond payable in full on the settlement date of the Bonds.
Issue date and settlement date	Expected to be July 9, 2004.
Annual interest	3.75% per annum, payable annually in arrears on January 1 (or, if this date is not a business day, the immediately following business day). The first payment will be made on January 1, 2005 on a *prorata temporis* basis.
Term of the Bonds	4 years and 176 days from the expected settlement date of the Bonds.
Redemption at maturity	Redemption in full on January 1, 2009 at par (or, if this date is not a business day, the immediately following business day).
Annual gross yield to maturity	3.75% as at the settlement date (in the absence of conversion and/or exchange into shares and in the absence of redemption prior to maturity).
Rating	The Bonds have not been the subject of a rating request.

Conversion and/or exchange of the Bonds for new and/or existing shares	The bondholders may request the attribution of shares at any time from the settlement date, July 9, 2004, until the seventh business day preceding the redemption at maturity or the early redemption, at a rate of ONE share of the Company for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company. The Company may, at its option, deliver new and/or existing Shares.
Intentions of principal shareholders	The principal founders, Alexis Kniazeff and Hubert Martigny, who held together, directly or indirectly, 18.48% of the share capital and 28.92% of the voting rights of the Company at December 31, 2003, expressed their intention not to subscribe for Bonds.
Early redemption at the Company's option	Possible, at the sole option of the Company: • for all or part of the Bonds, at any time, by means of purchases on or off the stock exchange or by *means of a public offer*; • for all the Bonds outstanding from July, 1 2007 until December 31, 2008, subject to one-month notification period: - at an early redemption price equal to par value, increased by interest from the last interest payment date before the early redemption date to the effective redemption date (the "Early Redemption Price"), and - if the product of (a) the share conversion/exchange ratio in effect and (b) the average of the closing price of the shares of the Company on the *Premier Marché* of Euronext Paris S.A. calculated over a period of 20 consecutive stock exchange trading days during which the shares are listed as selected by the Company from among the 40 consecutive stock exchange trading days during which the shares are listed preceding the date of publication of the notice announcing such early redemption, exceeds 130% of the nominal value of the Bonds; • for all the remaining Bonds outstanding prior to maturity, at any time, at the Early Redemption Price, if less than 10% of the Bonds issued remain outstanding.
Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the prospectus submitted to the *visa* of the *AMF*.
Subscription period	The offer to institutional investors (including qualified investors) took place on July 1, 2004. The offer to the public in France should be open after delivery of the *visa* by the *AMF* on the prospectus expected

to be on July 1, 2004, *i.e.* from July 2, 2004 to 6 July, 2004, both dates inclusive.

Listing of the Bonds	Expected to be on July 9, 2004 on the *Premier Marché* of Euronext Paris S.A. (ISIN Code of the Bonds: FR0010100073).
Applicable Law	French law.

The placement of the Bonds is lead managed by:

CALYON

Lead-Manager and Bookrunner

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING ("*APPEL PUBLIC À L'ÉPARGNE*") NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING. THE OFFER AND SALE OF THE BONDS IN FRANCE WILL FIRST BE CARRIED OUT IN ACCORDANCE WITH ARTICLE L.411-2 OF THE "*CODE MONÉTAIRE ET FINANCIER*" AND IN ACCORDANCE WITH DECREE NO. 98-880 OF OCTOBER 1, 1998 RELATING TO QUALIFIED INVESTORS. THE OFFER WILL ONLY BE MADE TO THE PUBLIC IN FRANCE AFTER THE DELIVERY OF THE "VISA" BY THE* AMF *ON THE PROSPECTUS.*

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON (AS DEFINED IN "REGULATION S" OF THE "SECURITIES ACT OF 1933"), EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION ACTIVITES, IF ANY, WILL BE CONDUCTED IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS.

STABILISATION/FSA

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.

ALTRAN TECHNOLOGIES

PRESS RELEASE

PRESS RELEASE PUBLISHED PURSUANT TO REGULATION 98-07 OF THE FRENCH "COMMISSION DES OPERATIONS DE BOURSE".

OFFERING BY ALTRAN TECHNOLOGIES OF BONDS CONVERTIBLE AND /OR EXCHANGEABLE FOR NEW OR EXISTING SHARES (OCEANE)
EXERCISE OF THE OVER-ALLOTMENT OPTION

Paris, 7 July 2004 – On July 1st, 2004, ALTRAN TECHNOLOGIES launched an offering of bonds convertible into and/or exchangeable for new or existing ALTRAN TECHNOLOGIES shares (the "Bonds"') for an aggregate principal amount of EUR 203,200,000, represented by 16,000,000 Bonds of EUR 12.70 nominal value each.

The size of the offering has been increased to EUR 229,999,997.20 upon the exercise in full of the over-allotment option granted to CALYON acting as Lead-Manager and Bookrunner, i.e. 18,110,236 Bonds of EUR 12.70 nominal value each.

The French *Autorité des marchés financiers* (the "AMF") has granted a visa n° 04-646 dated July 1, 2004 on the prospectus relating to the offering.

ALTRAN TECHNOLOGIES specifies that the issue aims to reinforce the financial structure of the company. This transaction will allow ALTRAN TECHNOLOGIES to diversify its financing sources, extend their average maturity and acquire the means to potentially reinforce its shareholders' equity.

The resulting funds shall, in particular, be allocated to the refinancing of its debt, and may be used specifically for the redemption of the convertible bonds issued in July 2000 and maturing on January 1, 2005. The residual amount of this convertible bond issued on December 31, 2003 amounted EUR 427 million, of which an amount of EUR 72 million was held by the Group at this date and cancelled during the first six-month period of 2004. The net residual amount for the Group totaled EUR 355 million as of 31 December 2003.

The Bonds are being placed by CALYON acting as Lead-Manager and Bookrunner.

Contacts

ALTRAN TECHNOLOGIES

Eric ALBRAND — Tel + 33 1 44 09 54 12
Head of Financial Department

Laurent DUBOIS — Tel + 33 1 44 09 54 12
Head of Investor Relation Department

e-mail : comfi@altran.net

site internet : www.altran.net

ALTRAN TECHNOLOGIES

A prospectus (*prospectus*), comprising the reference document (*document de référence*) registered with the AMF on June 7, 2004 under number R. 04-0106 and the Note d'Opération, has received from the AMF a visa number 04-646 dated July 1, 2004, bearing the warnings (*avertissements*) below.

Copies of the prospectus are available free of charge at the offices of CALYON and at the headquarters of ALTRAN TECHNOLOGIES, 58 boulevard Gouvion Saint-Cyr, 75017 Paris, as well as on the websites of ALTRAN TECHNOLOGIES (www.altran.net) and of the AMF(www.amf-france.org).

Avertissements

"The *Autorité des marchés financiers* draws the attention of the public on the following :

- the particular characteristics of the financial instruments described in this prospectus. Governed by articles L.288-91 and subsequent of the French *Code de commerce*, they do not present certain of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest 30 calendar days before the redemption date) and the seventh business day preceding the date set for such redemption;

- Paragraphs 3.4 and 8.2.5.4 of the *document de référence* which relate to the group's risk factors and litigation

- In the context of their report on the consolidated accounts for the year ended 31 December 2003, the auditors have made certain observations described in notes 3.4, 4.10 and 4.13.4 of the annex regarding the correction of errors and related pro forma information, ongoing negotiations relative to medium term borrowing, and changes in the way employee shareholding is presented, respectively. "

*THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING ("*APPEL PUBLIC À L'ÉPARGNE*") NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING. THE OFFER AND SALE OF THE BONDS IN FRANCE HAVE FIRST BEEN CARRIED OUT IN ACCORDANCE WITH ARTICLE L.411-2 OF THE "*CODE MONÉTAIRE ET FINANCIER*" AND IN ACCORDANCE WITH DECREE NO. 98-880 OF OCTOBER 1, 1998 RELATING TO QUALIFIED INVESTORS.*

THE AMF HAVING GRANTED ITS VISA ON THE PROSPECTUS RELATING TO THIS OFFER, THE OFFER HAS BEEN OPENED TO THE PUBLIC IN FRANCE DURING A PERIOD OF THREE TRADING DAYS.

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON (AS DEFINED IN "REGULATION S" OF THE "SECURITIES ACT OF 1933"), EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

THIS PRESS RELEASE IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE IS DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR

RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION ACTIVITES, IF ANY, WILL BE CONDUCTED IN ACCORDANCE WITH APPLICABLE LAWS AND REGULATIONS.

STABILISATION/FSA

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES.